al Report 2004

F&M Bank Corp.

The Bank Holding Company For:

Farmers & Merchants Bank
TEB Life Insurance Company
Farmers & Merchants Financial Services



The primary mission of Farmers & Merchants Bank is to be a strong, independent community banking organization that provides a reasonable return to our shareholders, quality service to our customers and communities and a rewarding and challenging workplace for our employees.



Dear Stockholder,

This past year marked the second consecutive year of record earnings for F & M Bank Corp. We also had a record increase in loans held for investment. Contributing significantly to our earnings, in addition to the loan growth, was our loan participation program and securities gains. As you review this report, I hope that you will share our enthusiasm for our accomplishments this past year. I am also excited about our prospects for the future.

Our net income for 2004 was $4.35 million or an increase of $338,000 (8.42%) over the prior year 2003. Earnings per share increased from $1.66 to $1.80. The increase in both net income and earnings per share can be attributed primarily to an increase in net interest income from our growth in loans held for investment of $37.741 million and also our loan participation program which had a balance of $47.15 million at year end. Securities gains of $532,000 also contributed significantly to net income.

Credit quality remained good with charge offs dropping slightly to .09% of loans held for investment in 2004 from .10% in 2003. Nonperforming assets did increase slightly to .63% of total assets which is in line with our five year average and with the most recently available peer group data. Management has reviewed the nonperforming loans, and determined that they are primarily secured with real estate with little potential for losses. The Allowance for Loan Losses dropped to .61% of Loans Held for Investment, which is below our bank peer group; however, we feel it is adequate based on our excellent history of low losses.

Dividends increased from $.70 to $.74 per share, an increase of 5.71%. In 2004 we paid out 41.06% of our earnings in dividends which was significantly higher than our peer group.

Our significant purchases for the year were geared towards an increased effort to keep up with provisions of the Bank Secrecy Act (BSA). A software program called Yellow Hammer was purchased which is used to track customer accounts for unusual cash deposits, kiting and other abnormal transactions. We also hired Karen Moyer who is our full time BSA officer. She is responsible for overseeing all aspects of our BSA/Anti-Money Laundering program including training for all of our employees and directors.

For 2005 we will continue our effort to stay abreast of new regulations regarding BSA and also will be working towards complying with section 404 of the Sarbanes Oxley Act passed in 2002. Neil Hayslett, CFO and his accounting staff will be spending a considerable amount of time documenting and testing all of our internal controls. Our external auditors will then need to attest to their accuracy. In addition to Neil and his staff, we will be engaging S. B. Hoover and Co. LLC as consultants to help with this process. Obviously, the cost associated with this effort will be a strain to net income.

Our hope is that increased income from loans will offset the increased cost for what is commonly called SOX 404.

On a more positive note, I would like to announce that we have signed a contract to purchase 1.83 acres located at the intersection of Rt. 33 and Rt. 276 just east of Harrisonburg. Our plan is to construct a full service branch and also move our existing Harrisonburg mortgage and investment operations to this location. Kitty Purcell, Mortgage Officer and Henry Hawkins, Investment Consultant, are currently located in leased facilities in Harrisonburg. We are waiting for subdivision approval from Rockingham County officials before applying for branch approval and obtaining bids for construction. My hope is to break ground sometime in May and be operational around the first of the year. This branch location will enable us to service new and existing customers in and around the Harrisonburg market. Joshua Hale has already joined our staff as a Business Development/Commercial Lender and has been calling on business customers in the Harrisonburg area.

I would like to take this opportunity to thank Julian Fisher, the Board of Directors and our excellent staff for helping me to make a smooth transition to President. I would also like to recognize Robert Halterman, who will be retiring from the Board in July. Bob is currently Vice-Chairman of the Board and has been a board member since 1980. He has been a very positive influence to the growth of F & M Bank Corp. during his tenure on the Board.

As you review this annual report, I think you will agree with me that we had an excellent year in 2004. I have confidence that the staff at Farmers & Merchants Bank will continue to provide you with financial performance that you expect as stockholders.

I hope that you have and will continue to recommend Farmers & Merchants Bank to your friends and family.

Dean W. Withers

Dean W. Withers
President/CEO

Five Year Summary of Selected Financial Data

(Dollars in thousands, except per share data)	2004	2003	2002	2001	2000
Income Statement Data:					
Interest and Dividend Income	$ 16,804	$ 16,683	$ 17,846	$ 17,681	$ 15,509
Interest Expense	5,396	6,010	7,390	9,494	7,411
Net Interest Income	11,408	10,673	10,456	8,187	8,098
Provision for Loan Losses	240	226	387	204	123
Net Interest Income after Provision for Loan Losses	11,168	10,447	10,069	7,983	7,975
Noninterest Income	2,254	2,308	1,380	1,158	1,038
Securities Gains (Losses)	532	179	(182)	1,252	770
Noninterest Expenses	7,741	7,256	6,448	5,728	4,653
Income before Income Taxes	6,213	5,678	4,819	4,665	5,130
Income Tax Expense	1,863	1,666	1,315	1,435	1,486
Net Income	$ 4,350	$ 4,012	$ 3,504	$ 3,230	$ 3,644
Per Share Data:					
Net Income	$ 1.80	$ 1.66	$ 1.44	$ 1.33	$ 1.49
Dividends Declared	.74	.70	.66	.63	.59
Book Value	14.21	13.35	12.19	11.74	11.18
Balance Sheet Data:					
Assets	$ 369,957	$ 309,126	$303,149	272,673	$ 208,818
Loans Held for Investment	248,972	211,231	201,980	176,625	152,035
Loans Held for Sale	47,150				
Securities	38,800	61,230	69,602	63,987	45,323
Deposits	246,505	240,715	228,284	208,279	152,354
Short-Term Debt	57,362	6,389	8,308	10,696	8,698
Long-Term Debt	26,462	24,784	32,312	20,983	16,386
Shareholders' Equity	34,260	32,319	29,541	28,597	27,198
Average Shares Outstanding	2,414	2,418	2,429	2,431	2,446
Financial Ratios:					
Return on Average Assets[1]	1.31%	1.29%	1.21%	1.26%	1.76%
Return on Average Equity[1]	13.11%	13.13%	12.12%	11.47%	13.88%
Net Interest Margin	3.82%	3.82%	4.03%	3.52%	4.32%
Efficiency Ratio[2]	54.02%	53.96%	51.28%	56.93%	50.93%
Dividend Payout Ratio	41.06%	42.17%	45.72%	47.45%	39.53%
Capital and Credit Quality Ratios:					
Average Equity to Average Assets[1]	10.00%	9.86%	9.98%	11.02%	12.70%
Allowance for Loan Losses to Loans[3]	.61%	.70%	.73%	.73%	.73%
Nonperforming Assets to Total Assets	.63%	.52%	.86%	.40%	.52%
Net Charge-offs to Total Loans[3]	.09%	.10%	.10%	.06%	.07%

[1] Ratios are primarily based on daily average balances.
[2] The Efficiency Ratio equals noninterest expenses divided by the sum of tax equivalent net interest income and noninterest income. Noninterest expenses exclude intangible asset amortization. Noninterest income excludes gains (losses) on securities transactions.
[3] Calculated based on Loans Held for Investment, excludes Loans Held for Sale.


Givin
FARMERS & MERCHANTS BAN
HOLLAND


ack to Our Communities
March of Dimes WalkAmerica
here is no finis
Until we find a
DRIVE-IN THEATER

In Memory...



Justin W. Dove passed away on March 2, 2004 after many years of church and community service. Justin was born on November 3, 1921 in Pendleton County, West Virginia. He attended a one room school on the Virginia/West Virginia line through 8th grade. On December 22, 1938 he married Lillie who predeceased him on November 17, 2003. They were married for almost 65 years and had five children – Marie Thompson, Leonard Dove, Allen Chester Dove, Carolyn Wampler and Phyllis Wampler. Justin was a member of Bethel Church of the Brethren for over 60 years, where he was a lifetime deacon and served on various committees and held many offices. He served on the Board and helped establish Rockingham Poultry. He also served on the Board of Shen-Valley Meat Packers in Timberville and Quality Feeds in Broadway. He founded Dove's Electric Hatchery in the 1940's which later became Dove-Long Hatchery and eventually Tysons. Justin was elected to the Board of Farmers & Merchants Bank in 1954 and served as President from September 1957 until March 1969 and Chairman of the Board from April 1969 until October 1991. Justin will be sorely missed by all his family and banking and community friends.



Robert E. Plecker passed away on October 27, 2004. He served on the Board of Directors of our bank for 25 years, and as Vice Chairman from 1981-1991. He was a very successful businessman in the trucking industry in Harrisonburg, and shared his success as a philanthropist after he retired. He made major donations to Blue Ridge Community College, JMU, and numerous charitable organizations. He is survived by his wife Frances and three daughters.



Carolyn Mathias, a valued employee, passed away on June 18, 2004. She fought a very courageous battle with cancer and was an inspiration to all of us before and during that battle. She has been greatly missed.

Carolyn started her career with Farmers & Merchants on October 9, 1980 as a note teller. She later became note supervisor and was promoted to Assistant Cashier in January, 1989 and Assistant Vice President in January, 1991. When the Bridgewater Branch opened in 1995 Carolyn helped in opening the branch and was the Assistant Branch Manager. In September, 1999 she transferred to the Timberville Office as a Lender I and later became a Lender II in January of 2001. Carolyn trained many employees in loan operations and was always willing to help out wherever needed. She filled in as Branch Manager in the Woodstock Office during the time the Bank was seeking a Branch Manager and filled in during vacations in other areas as well.

Carolyn never complained even when during the last months she could not have felt well. She always had a smile and encouraged us all. We all have been blessed to have known and worked with Carolyn.

Retirees 2004



Julian Fisher retired May 31, 2004 after 31 years of service. He had been with the bank since 1973 and served as President for 13 years. He is a graduate of VPI and The School of Banking of the South at LSU. A native of Wythe County, VA, he resides in Broadway with his wife Joann. He is active in the Timberville Lions Club, Mt. Jackson Masonic Lodge and the Valley Shrine Club and is a member of the Rockingham County Industrial Authority. Julian still remains a part of our bank by serving as chairman of the board.



Mary Sue Fahrney retired July 31, 2004 after 33 years of service. She joined Farmers & Merchants Bank in February 1971 after having been an elementary school teacher and credit union teller in Northern Virginia. About 50 co-workers honored Mary Sue at a dinner on July 28. She says it really wasn't goodbye since she will be available to work on call when we need her.



Lawrence H. Hoover, Jr. retired from the Board in May, 2004 after 23 years. Mr. Hoover represented the third generation of the Hoover family to serve Farmers & Merchants Bank. His grandfather, John H. Hoover, served as bank President from 1908 until 1937; his father, Lawrence Hoover, Sr., served as bank officer and vice chairman of the board until 1981. A career attorney in Harrisonburg, Mr. Hoover and his wife Pat live near Bridgewater. Larry served as vice chairman of the board from August 1991 until April 2001 and as chairman from April 2001 until his retirement in May 2004.

Service Anniversaries in 2004



30 Years
Judith A. Mathias
Peggy R. Wakeman



25 Years
Brenda D. Swartz
Darlene K. Sites
Kathryn V. Smith



20 Years
Cynthia A. Sherman

Directors

THOMAS L. CLINE
President, Truck & Equipment Corp.
President, Mac Lease, Inc.

JOHN N. CRIST
Partner, Hoover Penrod, PLC, Attorneys

JULIAN D. FISHER
Chairman of the Board
Farmers & Merchants Bank and
F & M Bank Corp.

ELLEN R. FITZWATER
Partner, Financial Manager, Fitzwater Trucking, L.L.C.
Partner, Financial Manager, F & R Leasing, L.L.C.
Partner, Financial Manager, Blue Ridge Transportation Service, L.L.C.

ROBERT L. HALTERMAN
President, Virginia Classic Mustang, Inc.
Partner, H & H Properties

DANIEL J. HARSHMAN
Manager, Town of Edinburg

RICHARD S. MYERS
President, Dick Myers Chevrolet-Pontiac

MICHAEL W. PUGH
President, Old Dominion Realty, Inc.
President, Colonial Appraisal Service, Inc.

RONALD E. WAMPLER
Farmer
Partner, Dove Farms, Inc., Dove Ohio Farms, LLC and WWTD Ohio Farms, L.L.C.

DEAN W. WITHERS
President, Farmers & Merchants Bank and
F & M Bank Corp.

Officers

JULIAN D. FISHER
Chairman of the Board

ROBERT L. HALTERMAN
Vice Chairman of the Board

DEAN W. WITHERS
President and Chief Executive Officer

LARRY A. CAPLINGER
Sr. Vice President and Secretary of the Board

NEIL W. HAYSLETT
Sr. Vice President and Chief Financial Officer

ELLEN C. BRANNER
Sr. Vice President/Human Resources

STEPHANIE E. SHILLINGBURG
Sr. Vice President/Retail Services

CURTIS M. AREY
SYLVIA T. BOWMAN
CAROLYN J. DOVE
SALLY H. ERICKSON
RALPH C. FOLTZ, JR.
HENRY E. HAWKINS
GARY L. KNOTT
JEFFREY L. LAM
SUSAN K. OLSON
MARY SUE PROPHET
KITTY H. PURCELL
ROBERT R. REEDY, JR.
Vice Presidents

ELLEN M. GRATASKI
KATHY L. GRUBBS
JOSHUA P. HALE
MARY ELLEN HARRISON
TERESA D. HELMICK
CATHY M. LINDAMOOD
JUDITH A. MATHIAS
SHEILA F. OWEN
JACQUELINE M. SHIFFLETT
DARLENE K. SITES
DEBORAH D. VANCE
Assistant Vice Presidents

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 10-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For fiscal year ended December 31, 2004

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 0-13273

F & M Bank Corp.

(Exact name of registrant as specified in its charter)

Virginia	**54-1280811**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

P. O. Box 1111, Timberville, Virginia 22853

(Address of principal executive offices) (Zip Code)

(540) 896-8941

(Registrant's telephone number including area code)

Securities registered pursuant to Section 12(b) of the Act: **None**

Securities registered pursuant to Section 12(g) of the Act:
Common Stock - $5 Par value per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes _√_ No ____

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).
Yes ___ No _√_

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [√]

The registrant's Common Stock is traded Over-the-Counter under the symbol FMBM. The aggregate market value of the 2,191,494 shares of Common Stock of the registrant issued and outstanding held by non-affiliates on June 30, 2004 was approximately $52,047,982 based on the closing sales price of $23.75 per share on that date. For purposes of this calculation, the term "affiliate" refers to all directors and executive officers of the registrant.

As of the close of business on March 1, 2005, there were 2,410,641 shares of the registrant's Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

Proxy Statement for the Annual Meeting of Shareholders to be held on May 14, 2005 (the "Proxy Statement").

F & M Bank Corp.

Index

Forward-Looking Statements

F & M Bank Corp. makes forward-looking statements in the Management's Discussion and Analysis of Financial Condition and Results of Operations and in other portions of this Annual Report on Form 10-K that are subject to risks and uncertainties. These forward-looking statements include: estimates of risks and of future costs and benefits; assessments of probable loan losses and statements of goals and expectations. These forward-looking statements are subject to significant uncertainties because they are based upon management's estimates and projections of future interest rates and other economic conditions; future laws and regulations; and a variety of other matters. As a result of these uncertainties, actual results may be materially different from the results indicated by these forward-looking statements. In addition, the Company's past results of operations do not necessarily indicate its future results.

F & M Bank Corp.

Form 10-K Cross Reference Sheet Material Incorporated by Reference

The following table shows the location in this Annual Report on Form 10-K or in the Proxy Statement of the information, which requires disclosure in SEC Form 10-K. As indicated below, information has been incorporated by reference in the Report from the Proxy Statement. Other portions of the Proxy Statement are not included in this Report. This Report is not part of the Proxy Statement. Page references are in this report unless indicated otherwise.

F & M Bank Corp.

F & M Bank Corp. is the holding company for Farmers & Merchants Bank, the oldest banking business native to Rockingham County, Virginia. Operating as an independent community bank, Farmers & Merchants Bank was originally organized as Farmers & Merchants Bank of Timberville in 1908. The bank provides a wide range of financial services to individuals and businesses through eight offices located in Rockingham and Shenandoah Counties.

Report Format

The format of this report was changed in 2001 in order to increase information distributed to shareholders and to reduce expenses related to preparing and distributing annual financial information. Prior to that time, F & M Bank Corp. provided an annual report to shareholders along with the annual proxy materials, and also prepared and filed a separate Annual Report on Form 10-K under the rules of the United States Securities and Exchange Commission ("SEC"). Beginning in 2001 and for subsequent years, we are distributing the Form 10-K report to shareholders with the annual proxy materials for the annual meeting. This report includes the entire Form 10-K, other than exhibits, as filed with the SEC. Please see page 53 for information regarding how to obtain copies of exhibits and additional copies of the Form 10-K.

The SEC has not approved or disapproved this Report or passed upon its accuracy or adequacy.

Item 5

Market for Registrant's Common Equity and Related Stockholder Matters

Stock Listing

The Company's Common Stock trades under the symbol "FMBM" on the OTC Bulletin Board. The bid and asked price of the Company's stock is not published in any newspaper. Although several firms in both Harrisonburg and Richmond, Virginia occasionally take positions in the Company stock, they typically only match buyers and sellers.

Transfer Agent and Registrar

Farmers & Merchants Bank
205 South Main Street
P.O. Box 1111
Timberville, VA 22853

Recent Stock Prices and Dividends

Dividends to shareholders totaled $1,785,994 and $1,693,215 in 2004 and 2003, respectively. Regular quarterly dividends have been declared for forty-four consecutive quarters. Dividends per share increased 5.71% in 2004.

The ratio of dividends per share to net income per share was 41.06% in 2004, compared to 42.17% in 2003. The decision as to timing, amount and payment of dividends is at the discretion of the Company's Board of Directors. The payment of dividends depends on the earnings of the Company and its subsidiaries, the financial condition of the Company and other factors including capital adequacy, regulatory requirements, general economic conditions and shareholder returns.

On June 12, 2003, the Board authorized the repurchase of 50,000 shares of the Company's outstanding common stock. Shares are repurchased either through broker-arranged transactions or directly from the shareholder at the discretion of management. The decision to purchase shares is based on factors including market conditions for the stock and the availability of cash. Shares repurchased through the end of 2004 total 22,721; of this amount, 18,237 shares were repurchased in 2004.

The number of common shareholders of record was approximately 1,633 as of March 1, 2005. This amount includes all shareholders, whether titled individually or held by a brokerage firm or custodian in street name.

Quarterly Stock Information

These quotes were obtained from Davenport & Company and include the terms of trades transacted through a broker. The terms of exchanges occurring between individual parties may not be known to the Company.

	2004			2003		
	Per Share Range		Per Share	Stock Price Range		Per Share
Quarter	Low	High	Dividend	Low	High	Dividend
1st	22.40	25.50	.18	18.65	19.50	.17
2nd	23.75	27.25	.18	19.20	19.60	.17
3rd	23.55	24.50	.19	19.00	22.30	.18
4th	24.50	27.00	.19	21.25	22.90	.18
Total			.74			.70

Item 6

Five Year Summary of Selected Financial Data

(Dollars in thousands, except per share data)	2004	2003	2002	2001	2000
Income Statement Data:					
Interest and Dividend Income	$ 16,804	$ 16,683	$ 17,846	$ 17,681	$ 15,509
Interest Expense	5,396	6,010	7,390	9,494	7,411
Net Interest Income	11,408	10,673	10,456	8,187	8,098
Provision for Loan Losses	240	226	387	204	123
Net Interest Income after Provision for Loan Losses	11,168	10,447	10,069	7,983	7,975
Noninterest Income	2,254	2,308	1,380	1,158	1,038
Securities Gains (Losses)	532	179	(182)	1,252	770
Noninterest Expenses	7,741	7,256	6,448	5,728	4,653
Income before Income Taxes	6,213	5,678	4,819	4,665	5,130
Income Tax Expense	1,863	1,666	1,315	1,435	1,486
Net Income	$ 4,350	$ 4,012	$ 3,504	$ 3,230	$ 3,644
Per Share Data:					
Net Income	$ 1.80	$ 1.66	$ 1.44	$ 1.33	$ 1.49
Dividends Declared	.74	.70	.66	.63	.59
Book Value	14.21	13.35	12.19	11.74	11.18
Balance Sheet Data:					
Assets	$ 369,957	$ 309,126	$ 303,149	$ 272,673	$ 208,818
Loans Held for Investment	248,972	211,231	201,980	176,625	152,035
Loans Held for Sale	47,150				
Securities	38,800	61,230	69,602	63,987	45,323
Deposits	246,505	240,715	228,284	208,279	152,354
Short-Term Debt	57,362	6,389	8,308	10,696	8,698
Long-Term Debt	26,462	24,784	32,312	20,983	16,386
Shareholders' Equity	34,260	32,319	29,541	28,597	27,198
Average Shares Outstanding	2,414	2,418	2,429	2,431	2,446
Financial Ratios:					
Return on Average Assets[1]	1.31%	1.29%	1.21%	1.26%	1.76%
Return on Average Equity[1]	13.11%	13.13%	12.12%	11.47%	13.88%
Net Interest Margin	3.82%	3.82%	4.03%	3.52%	4.32%
Efficiency Ratio[2]	54.02%	53.96%	51.28%	56.93%	50.93%
Dividend Payout Ratio	41.06%	42.17%	45.72%	47.45%	39.53%
Capital and Credit Quality Ratios:					
Average Equity to Average Assets[1]	10.00%	9.86%	9.98%	11.02%	12.70%
Allowance for Loan Losses to Loans[3]	.61%	.70%	.73%	.73%	.73%
Nonperforming Assets to Total Assets	.63%	.52%	.86%	.40%	.52%
Net Charge-offs to Total Loans[3]	.09%	.10%	.10%	.06%	.07%

1 Ratios are primarily based on daily average balances.

2 The Efficiency Ratio equals noninterest expenses divided by the sum of tax equivalent net interest income and noninterest income. Noninterest expenses exclude intangible asset amortization. Noninterest income excludes gains (losses) on securities transactions.

3 Calculated based on Loans Held for Investment, excludes Loans Held for Sale.

Item 7

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion provides information about the major components of the results of operations and financial condition, liquidity and capital resources of F & M Bank Corp. and its subsidiaries. This discussion and analysis should be read in conjunction with the Consolidated Financial Statements and the Notes to the Consolidated Financial Statements presented in Item 8, Financial Statements and Supplementary Information, of this Form 10-K.

Critical Accounting Policies

General

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The financial information contained within the statements is, to a significant extent, financial information that is based on measures of the financial effects of transactions and events that have already occurred. The Company's financial position and results of operations are affected by management's application of accounting policies, including estimates, assumptions and judgments made to arrive at the carrying value of assets and liabilities and amounts reported for revenues, expenses and related disclosures. Different assumptions in the application of these policies could result in material changes in the Company's consolidated financial position and/or results of operations.

In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of these transactions would be the same, the timing of events that would impact these transactions could change. Following is a summary of the Company's significant accounting policies that are highly dependent on estimates, assumptions and judgments.

Allowance for Loan Losses

The allowance for loan losses is an estimate of the losses that may be sustained in the loan portfolio. The allowance is based on two basic principles of accounting: (i) Statement of Financial Accounting Standard ("SFAS") No. 5, "Accounting for Contingencies", which requires that losses be accrued when they are probable of occurring and estimable and (ii) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

The Company's allowance for loan losses is the accumulation of various components that are calculated based on independent methodologies. All components of the allowance represent an estimation performed pursuant to either SFAS No. 5 or SFAS No. 114. Management's estimate of each SFAS No. 5 component is based on certain observable data that management believes are most reflective of the underlying credit losses being estimated. This evaluation includes credit quality trends; collateral values; loan volumes; geographic, borrower and industry concentrations; seasoning of the loan portfolio; the findings of internal credit quality assessments and results from external bank regulatory examinations. These factors, as well as historical losses and current economic and business conditions, are used in developing estimated loss factors used in the calculations.

Allowances for commercial loans are determined by applying estimated loss factors to the portfolio based on management's evaluation and "risk grading" of the commercial loan portfolio. Allowances are provided for noncommercial loan categories using estimated loss factors applied to the total outstanding loan balance of each loan category. Specific allowances are typically provided on all impaired commercial loans in excess of a defined threshold that are classified in the Special Mention, Substandard or Doubtful risk grades. The specific reserves are determined on a loan-by-loan basis based on management's evaluation the Company's exposure for each credit, given the current payment status of the loan and the value of any underlying collateral.

Allowance for Loan Losses (Continued)

While management uses the best information available to establish the allowance for loan and lease losses, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the valuations or, if required by regulators, based upon information available to them at the time of their examinations. Such adjustments to original estimates, as necessary, are made in the period in which these factors and other relevant considerations indicate that loss levels may vary from previous estimates.

Goodwill and Intangibles

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 141, *Business Combinations* and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Additionally, it further clarifies the criteria for the initial recognition and measurement of intangible assets separate from goodwill. SFAS No. 142 was effective for fiscal years beginning after December 15, 2001 and prescribes the accounting for goodwill and intangible assets subsequent to initial recognition. The provisions of SFAS No. 142 discontinue the amortization of goodwill and intangible assets with indefinite lives. Instead, these assets are subject to an annual impairment review and more frequently if certain impairment indicators are in evidence. SFAS No. 142 also requires that reporting units be identified for the purpose of assessing potential future impairments of goodwill.

The Company adopted SFAS No. 142 on January 1, 2002. Goodwill totaled $2,639,000 at January 1, 2002. The goodwill is not amortized but is tested for impairment at least annually. Based on this testing, there were no impairment charges for 2004 or 2003. Application of the non-amortization provisions of the Statement resulted in additional net income of $190,000 for the year ended December 31, 2004, 2003 and 2002.

Core deposit intangibles are amortized on a straight-line basis over a ten year life. Core deposits, net of amortization, amounted to $1,702,000 and $1,978,000 at December 31, 2004 and 2003, respectively. The Company adopted SFAS 147 on January 1, 2002 and determined that the core deposit intangible will continue to be amortized over its estimated useful life.

Securities Impairment

The Company evaluates each of its investments in securities, debt and equity, under guidelines contained in SFAS 115, *Accounting for Certain Investments in Debt and Equity Securities.* These guidelines require the Company to determine whether a decline in value below original cost is other than temporary. In making its determination, management considers current market conditions, historical trends in the individual securities, and historical trends in the overall markets. Expectations are developed regarding potential returns from dividend reinvestment and price appreciation over a reasonable holding period (five years) and current carrying values are compared to these expected values. Declines determined to be other than temporary are charged to operations and included in the gain (loss) on security sales. Such charges were $62,000 for 2004, zero for 2003 and $503,000 for 2002.

Overview

The Company's net income for 2004 totaled $4,350,000 or $1.80 per share, up 8.4% from $4,012,000 or $1.66 a share in 2003. Return on average equity was virtually unchanged in 2004 at 13.11% versus 13.13% in 2003, while the return on average assets increased from 1.29% to 1.31%. The Company's operating earnings, which are net earnings excluding gains (losses) on the sale of investments, redemption of insurance contracts, and the non-cash amortization of acquisition intangibles, were $4,177,000 in 2004 versus $3,930,000 in 2003, an increase of 6.28%. Core profitability improved as a result of an increase in net interest income of 6.88%.

See page 6 for a five-year summary of selected financial data.

Changes in Net Income per Common Share

	2004 to 2003	2003 to 2002
Prior Year Net Income Per Share	$ 1.66	$ 1.44
Change from differences in:		
Net interest income	.30	.09
Provision for credit losses	(.01)	.07
Noninterest income, excluding securities gains	(.02)	.41
Securities gains	.15	.15
Noninterest expenses	(.20)	(.36)
Income taxes	(.08)	(.15)
Other		.01
Total Change	.14	.22
Net Income Per Share	$ 1.80	$ 1.66

Net Interest Income

The largest source of operating revenue for the Company is net interest income, which is calculated as the difference between the interest earned on earning assets and the interest expense paid on interest bearing liabilities. The net interest margin is the net interest income expressed as a percentage of interest earning assets. Changes in the volume and mix of interest earning assets and interest bearing liabilities, along with their yields and rates, have a significant impact on the level of net interest income.

Net interest income for 2004 was $11,408,000 representing an increase of $735,000 or 6.88%. A 2.08% increase in 2003 versus 2002 resulted in total net interest income of $10,673,000. In this discussion and in the tabular analysis of net interest income performance, entitled "Consolidated Average Balances, Yields and Rates," (found on page 10), the interest earned on tax exempt loans and investment securities has been adjusted to reflect the amount that would have been earned had these investments been subject to normal income taxation. This is referred to as tax equivalent net interest income.

The analysis on the next page reveals a net interest margin that was flat in 2004 and which followed a decrease in 2003 resulting from the Federal Reserve's accommodative monetary stance. During 2004, loan volumes generated interest income that more than offset the decline in volume and rates on other asset categories. Tax equivalent income on earning assets increased $94,000. Yields on all loan categories and on taxable and partially taxable investments continued to fall as assets repriced at lower levels. The yield on earning assets fell .33%.

Although interest bearing liabilities continued to reprice at lower levels, the rate of decline moderated during 2004, with the cost of funds dropping .39% compared to a decline of .76% in 2003. The net interest margin held steady in 2004 at 3.82% primarily due to a shift in balance sheet leverage as the percentage of, higher yielding assets (loans and securities) increased in 2004 to 96.25% of total earning assets as compared to 91.41% in 2003.

During 2003 the net interest margin decreased in part due to a slow down in the rate of growth in the loan portfolio, lower rates received on adjustable rate mortgages that reached a rate adjustment date, securities maturing with proceeds reinvested at lower rates and an increase in low yielding, short-term federal funds sold. The percentage of longer-term, higher yielding assets (loans and securities) declined in 2003 to 91.41% or total earning assets as compared to 93.52% in 2002.

Consolidated Average Balances, Yields and Rates[1]

	2004			2003			2002		
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
ASSETS									
Loans:[2]									
Commercial	$ 53,624	$ 3,078	5.74%	$ 48,848	$ 3,020	6.18%	$ 46,917	$ 3,201	6.82%
Real estate	149,158	9,316	6.25	128,984	8,940	6.93	121,999	9,248	7.58
Installment	24,122	2,020	8.37	24,663	2,218	8.99	27,114	2,465	9.09
Loans held for investment	226,904	14,414	6.35	202,495	14,178	7.00	196,030	14,914	7.61
Loans held for sale	21,147	688	3.25	99	3	3.03			
Investment securities:[3]									
Fully taxable	34,020	1,058	3.11	47,908	1,765	3.68	43,347	2,083	4.84
Partially taxable	9,335	554	5.93	9,194	567	6.17	10,260	610	5.95
Tax exempt	375	17	4.53	160	7	4.38			
Total Investment Securities	43,730	1,629	3.73	57,262	2,339	4.08	53,607	2,693	5.02
Interest bearing deposits in banks	8,556	198	2.32	8,378	178	2.12	10,319	438	4.24
Federal funds sold	2,821	32	1.13	16,043	169	1.05	6,992	109	1.56
Total Earning Assets	303,158	16,961	5.60	284,277	16,867	5.93	266,948	18,154	6.80
Allowance for loan losses	(1,527)			(1,511)			(1,400)		
Nonearning assets	30,097			27,055			24,147		
Total Assets	$ 331,728			$ 309,821			$ 289,695		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Deposits:									
Demand – Interest bearing	$ 38,223	$ 205	.54	$ 35,611	$ 214	.60	$ 32,094	$ 307	.96
Savings	49,879	453	.91	44,547	488	1.10	39,624	710	1.79
Time deposits	119,140	3,313	2.78	125,430	4,018	3.20	116,699	4,898	4.20
Total Deposits	207,242	3,971	1.92	205,588	4,720	2.30	188,417	5,915	3.14
Short-term debt	24,218	419	1.73	7,179	44	.61	8,497	104	1.22
Long-term debt	25,274	1,006	3.98	28,645	1,246	4.35	30,645	1,372	4.48
Total Interest Bearing Liabilities	256,734	5,396	2.10	241,412	6,010	2.49	227,559	7,391	3.25
Noninterest bearing deposits	37,720			31,442			28,300		
Other liabilities	4,105			6,408			4,932		
Total Liabilities	298,559			279,262			260,791		
Stockholders' equity	33,169			30,559			28,904		
Total Liabilities and Stockholders' Equity	$ 331,728			$ 309,821			$ 289,695		
Net Interest Earnings		$ 11,565			$ 10,857			$ 10,763	
Net Yield on Interest Earning Assets (NIM)			3.82%			3.82%			4.03%

1 Income and yields are presented on a tax-equivalent basis using the applicable federal income tax rate.
2 Interest income on loans includes loan fees.
3 Average balance information is reflective of historical cost and has not been adjusted for changes in market value.

The following table illustrates the effect of changes in volumes and rates.

	2004 Compared to 2003 Increase (Decrease)			2003 Compared to 2002 Increase (Decrease)		
	Due to Change in Average: Volume	Rate	Increase or (Decrease)	Due to Change in Average: Volume	Rate	Increase or (Decrease)
Interest income:						
Loans held for investment	$ 1,709	$ (1,473)	$ 236	$ 496	$ (1,232)	$ (736)
Loans held for sale	638	47	685	3		3
Investment securities:						
Taxable	(511)	(196)	(707)	221	(539)	(318)
Partially taxable	9	(22)	(13)	(63)	20	(43)
Tax exempt	9	1	10	7		7
Interest bearing deposits in banks	4	16	20	(82)	(178)	(260)
Federal funds sold	(139)	2	(137)	141	(81)	60
Total Interest Income	1,719	(1,625)	94	723	(2,010)	(1,287)
Interest expense:						
Deposits:						
Demand	16	(25)	(9)	34	(127)	(93)
Savings	59	(94)	(35)	88	(310)	(222)
Time deposits	(201)	(504)	(705)	367	(1,247)	(880)
Short-term debt	104	277	381	(16)	(44)	(60)
Long-term debt	(147)	(99)	(246)	(90)	(36)	(126)
Total Interest Expense	(169)	(445)	(614)	383	(1,764)	(1,381)
Net Interest Income	$ 1,888	$ (1,180)	$ 708	$ 340	$ (246)	$ 94

Note: Volume changes have been determined by multiplying the prior years' average rate by the change in average balances outstanding. The rate change is the difference between the total change and the volume change.

Interest Income

Tax equivalent interest income increased $94,000 or .56% in 2004, after decreasing 7.09% or $1,287,000 in 2003. Although 2004 earning assets increased $18,881,000, the distribution of the increase and overall decline in portfolio rates resulted in only a modest increase in interest income. Overall, the yield on earning assets declined .33%, from 5.93% to 5.60%. The combined two year decrease in yields on earning assets now totals 1.20%.

Loan growth accelerated during 2004, with average outstandings increasing $24,409,000 to $226,904,000. Real estate loans increased 18.56% and accounted for over 68% of the total increase in year ending loans. This increase in real estate loans resulted as rates for loans that remain in the Bank's portfolio, primarily three and five year adjustable loans became more favorable as secondary market rates rebounded somewhat from their historic lows. This category includes residentially secured loans, as well as loans secured by commercial real estate.

Average total securities, yielding 3.73%, decreased $13,532,000 during 2004. Proceeds from the sale and maturity of investment securities were used to fund loan growth. Income on loans held for sale increased $685,000. These are short-term real estate loan participations that have an average life of approximately fifteen days. The bank originally entered into this participation arrangement as a higher yielding alternative to federal funds sold, however throughout much of 2004, based on the volume of these participations and the availability of excess liquidity, the Bank funded these participations with overnight borrowings from the Federal Home Loan Bank. The spread between the earnings on these participations and the cost of the overnight borrowings from the FHLB added approximately $240,000 to pretax earnings and approximately $158,000 to net income for the year.

Interest Expense

Interest expense decreased $614,000 or 10.22% during 2004, which followed an 18.68% decrease ($1,381,000) in 2003. The average cost of funds of 2.10% declined .39% compared to 2003. Average interest bearing liabilities increased $15,322,000 and $13,853,000 in 2004 and 2003, respectively. This increase was primarily the result of the increase in short-term debt, which was used to fund short-term real estate loan participations. The Bank also enjoyed growth in demand and savings accounts as a result of continued consolidation among larger banks within its markets. Expense of time deposits decreased $705,000 or 17.55% in 2004. This followed a decline of 17.97% or $880,000 in 2003. These decreases resulted as customer accounts renewed at rates that were often 3.00% to 3.50% lower than rates paid as recently as early 2001. Expense of long-term debt decreased $246,000 and $126,000, respectively in 2004 and 2003. The declines in both years resulted from a combination of lower levels of debt and lower average expense as older higher rate debt paid off or paid down. The Company borrowed an additional $9,000,000 from the FHLB to fund long-term loans during 2004 and did not obtain any additional long-term debt during 2003.

Noninterest Income

As a result of the current low interest rate environment placing pressure on the net interest margin, noninterest income continues to be an increasingly important factor in maintaining and growing profitability. Management is conscious of the need to constantly review fee income and develop additional sources of complementary revenue. The Bank continues to enjoy increased revenue from its subsidiary Farmers & Merchants Financial Services (FMFS). Gross revenue for FMFS increased $97,000 in 2004. This increase resulted from greater levels of commissions from its partnerships in Bankers Insurance, LLC and BI Investments, LLC. This increase followed an increase of $137,000 in 2003.

Exclusive of securities gains and losses, and non-recurring insurance gains non-interest income increased 5.16% ($111,000) in 2004 following an increase of 67.30% in 2003. Service charges on deposit accounts were virtually flat compared to 2003, increasing only .65% ($6,000). In 2004, the Bank continued to offer free regular checking accounts and increased the transaction limits on its small business checking product in an effort to attract stable low cost deposits. While we did attract an additional $6,278,000 in average balances of non-interest bearing checking accounts this resulted in a decrease in account maintenance fees of $32,000.

Overdraft charges moderated to an annualized growth rate of 5.09% in 2004. This compared to a 41.93% increase in 2003, which was the first year of the Bank's new bounce protection program. Bank management has reviewed our position within the market and determined that an increase in the current overdraft fee from $25 to $29 per item is appropriate. This change will become effective April 1, 2005 and should be accretive to overdraft fee income in the current calendar year.

Investments in bank owned life insurance (BOLI) on officers of the Company resulted in tax-free income of $251,000 in 2004 versus $238,000 in 2003. During 2003, the Bank invested an additional $2,291,000 in BOLI, through a combination of cash purchases and a tax-free exchange of existing split-dollar life insurance policies. The conversion of the split-dollar policies resulted in non-recurring gains of $164,000 in 2003 which is included in other operating income.

Securities transactions in 2004 resulted in gains of $532,000 after recognizing impairment write downs of $162,000 on two of its equity holdings. These write downs included a $100,000 write down on the Bank's investment in BI Investments, LLC and a $62,000 write down by the Company on one of its equity holdings. This followed gains of $179,000 in 2003, which included a similar write down on the investment in BI Investments, LLC. Although this investment is a minority interest, accounted for at cost, management determined that the losses generated during 2004 and 2003 were unlikely to be recouped in the near future and recognized impairment in the investment under SFAS 115.

In 2002, the Company suffered its first year of net securities losses since 1991. Losses in 2002 totaled $182,000, and were the result of the Company recognizing impairment on several of its equity holdings. Based on market conditions, historical trends of the individual securities and trends during previous market cycles, management determined that several holdings met the definition of impairment. The impairment recognized was based on management's expectations of potential total returns from dividend reinvestment and price appreciation over a reasonable holding period (five years). This analysis resulted in a total write down in 2002 of $503,000 affecting five equities held by the Company. The Company has reevaluated the investments that were written down in 2002 during both 2004 and 2003 and determined that there was no additional impairment.

Noninterest Expense

Noninterest expenses increased from $7,255,000 in 2003 to $7,741,000 in 2004, a 6.70% increase. Salary and benefits increased 6.36% to $4,392,000 in 2004 and 14.67% in 2003 compared to 2002. The 2004 increase resulted from normal salary adjustments, increases in insurance and pension expenses. The increase in salaries and benefits in 2003 included a full year of salaries and benefits for the Harrisonburg mortgage and investment office, increased staff in several branch offices, normal salary adjustments and increases in insurance and pension expenses.

Occupancy and equipment expense increased $21,000 (2.58%) in 2004. This follows an 18.45% increase in 2003 which resulted from full year of expenses for the Harrisonburg office, additional depreciation on the remodeled Elkton Office and depreciation on upgrades to computer hardware and software.

Other operating expense increased $202,000 in 2004, following a $153,000 increase in 2003. Much of the increase was due to increases in data processing fees paid for computer software, licensing and maintenance of new and existing programs; advertising, travel and training, ATM expenses, check printing costs and a non-compete covenant with a retired executive.

Although noninterest expenses have increased substantially in both 2004 and 2003, they continue to be substantially less than peer group averages. Total noninterest expense as a percentage of average assets totaled 2.33%, 2.34%, and 2.22%, in 2004, 2003 and 2002, respectively. Peer group averages are approximately 3.10% over the same time period.

Provision for Loan Losses

Management evaluates the loan portfolio in light of national and local economic trends, changes in the nature and value of the portfolio and industry standards. Specific factors considered by management in determining the adequacy of the level of the allowance for loan losses include internally generated loan review reports, past due reports and historical loan loss experience. This review also considers concentrations of loans in terms of geography, business type and level of risk. Management evaluates nonperforming loans relative to their collateral value and makes the appropriate adjustments to the allowance for loan losses when needed. Based on the factors outlined above, the current year provision for loan losses increased from $226,000 in 2003 to $240,000 in 2004. Actual loan charge-offs were $213,000 in 2004 and $219,000 in 2003. Loan losses as a percentage of period ending loans held for investment totaled .09% and .10% in both 2004 and 2003, respectively. Losses continue at less than one-half that of the Bank's peer group average, which have ranged between .17% and .29% over the last three years.

Balance Sheet

Total assets increased 19.68% during the year to $369,957,000, an increase of $60,831,000 from $309,126,000 in 2003. Earning assets increased 20.48% or $58,671,000 to $345,170,000 at December 31, 2003. Much of the increase in earning assets resulted from the aforementioned real estate loan participation portfolio which totaled $47,150,000 at year end 2004. Interest bearing liabilities increased $50,870,000 or 21.31%. Short-term debt increased $50,973,000 with most of this increase used to fund mortgage loan participations. If these mortgage participations decrease significantly, which has occurred in the first quarter of 2005, the balance sheet will contract as both loans held for sale and short-term debt will decrease proportionately. The Company continues to utilize its assets well with 93.30% of year-end assets consisting of earning assets.

Investment Securities

Average balances in investment securities decreased 23.63% in 2004 to $43,730,000. This decrease was in the investment portfolio segment of fully taxable investment securities. The decrease resulted from a combination of securities sales, maturities and pool pay downs. Securities were sold during the spring and summer of 2004 to fund loan growth and to take advantage of securities gains that were available within the portfolio. The securities sales in these periods resulted in gains to the Bank of $99,000.

At year end, the 11% of earning assets of the Company were held as investment securities to provide liquidity, as security for public deposits and to secure repurchase agreements. Management strives to match the types and maturities of securities owned to balance projected liquidity needs, interest rate sensitivity and to maximize earnings through a portfolio bearing low credit risk.

Portfolio yields averaged 3.73% for 2004, down from 4.08% in 2003. Average yields have tended to fall below the peer group due to management's decision to maintain a relatively short duration portfolio. This has been especially true in recent periods due to the sale of a significant percentage of the Bank's holdings of corporate bonds. As previously mentioned, these bonds were sold to fund loan growth, to assist in the management of risk based capital ratios and were selected for sale due to gains that were available at the time the sale decision was made.

Analysis of Securities

The composition of securities at December 31 was:

(Dollars in thousands)	2004	2003	2002
Available for Sale:[1]			
U.S. Treasury and Agency	$ 16,011	$ 25,443	$ 38,475
Municipal	369	373	
Mortgage-backed[2]	5,425	8,989	5,069
Corporate bonds	2,466	10,845	11,338
Marketable equity securities	6,485	9,245	8,026
Total	30,756	54,895	62,908
Held to Maturity:			
U.S. Treasury and Agency	110	110	110
Corporate bonds	0	764	1,767
Total	110	874	1,877
Other Equity Investments	7,934	5,461	4,817
Total Securities	$ 38,800	$ 61,230	$ 69,602

1 At estimated fair value.
2 Issued by a U.S. Government Agency or secured by U.S. Government Agency collateral.

Maturities and weighted average yields of debt securities at December 31, 2004 are presented in the table below. Amounts are shown by contractual maturity; expected maturities will differ as issuers may have the right to call or prepay obligations.

(Dollars in thousands)	Years to Maturity: Less than one Amount	Less than one Yield	One to Five Amount	One to Five Yield	Over Five Amount	Over Five Yield	Total	Yield
Debt Securities Available for Sale:								
U.S. Treasury, Agency	$		$ 16,011	3.45%	$		$ 16,011	3.45%
Municipal			369	3.07			369	3.07
Mortgage-backed			3,666	4.50	1,759	3.34%	5,425	4.12
Corporate bonds			1,953	2.34	513	7.15	2,466	3.34
Total	$		$21,999	3.52%	$ 2,272	4.20%	$ 24,271	3.58%
Debt Securities Held to Maturity:								
U.S. Treasury & Agency	$ 110	1.89%					110	1.89%
Total	$ 110	1.89%	$	n/a	$	n/a	$ 110	1.89%

Analysis of Loan Portfolio

The Company's portfolio of loans held for investment totaled $248,972,000 at December 31, 2004 compared with $211,231,000 at the beginning of the year. The Company's policy has been to make conservative loans that are held for future interest income. Collateral required by the Company is determined on an individual basis depending on the purpose of the loan and the financial condition of the borrower. Commercial loans, including agricultural and multi family loans, increased 22.78% during 2004 to $62,787,000. Real estate mortgages increased $23,742,000 (19.22%), while construction loans increased $2,036,000 or 13.28%. Consumer installment loans had a modest increase of $376,000. This category includes personal loans, auto loans and other loans to individuals. It appears that this category suffers from strong competition by other providers of automobile financing, favorable mortgage rates that have led to refinancing of existing loans and growth in home equity lines of credit. Credit card balances were increased $15,000 to $1,478,000 but are a minor component of the loan portfolio.

The following table presents the changes in the loan portfolio over the previous five years.

(Dollars in thousands)	December 31 2004	2003	2002	2001	2000
Real estate – mortgage	$ 147,281	$ 123,539	$ 118,453	$ 105,305	$ 92,464
Real estate – construction	17,365	15,329	12,059	5,521	4,372
Consumer installment	20,006	19,630	22,704	23,106	20,927
Commercial	43,973	40,149	35,769	28,552	25,628
Agricultural	15,110	10,512	10,966	11,835	6,656
Multi-family residential	3,703	477	484	869	703
Credit cards	1,478	1,463	1,477	1,348	1,249
Other	56	132	68	89	36
Total Loans	$ 248,972	$ 211,231	$ 201,980	$ 176,625	$ 152,035

The following table shows the Company's loan maturity and interest rate sensitivity as of December 31, 2004:

(Dollars in thousands)	Less Than 1 Year	1-5 Years	Over 5 Years	Total
Commercial and agricultural loans	$ 38,950	$ 20,001	$ 3,835	$ 62,786
Real Estate – mortgage	13,106	110,343	23,832	147,281
Real Estate – construction	17,365			17,365
Consumer – installment/other	2,692	18,369	479	21,540
Total	$ 72,113	$ 148,713	$ 28,146	$ 248,972
Loans with predetermined rates	$ 7,992	$ 26,655	$ 16,715	$ 51,362
Loans with variable or adjustable rates	64,121	122,058	11,431	197,610
Total	$ 72,113	$ 148,713	$ 28,146	$ 248,972

Residential real estate loans are generally made for a period not to exceed 25 years and are secured by a first deed of trust which normally does not exceed 90% of the appraised value. If the loan to value ratio exceeds 90%, the Company requires additional collateral, guarantees or mortgage insurance. On approximately 80% of the real estate loans, interest is adjustable after each three or five year period. Fixed rate loans are generally made for a fifteen-year or a twenty-year period with an interest rate adjustment after ten years.

Since 1992, fixed rate real estate loans have been funded with fixed rate borrowings from the Federal Home Loan Bank, which allows the Company to control its interest rate risk. In addition, the Company makes home equity loans secured by second deeds of trust with total indebtedness not to exceed 90% of the appraised value. Home equity loans are made for three, five or seven year periods at a fixed rate or as a revolving line of credit.

Construction loans may be made to individuals, who have arranged with a contractor for the construction of a residence, or to contractors that are involved in building pre-sold, spec-homes or subdivisions. The majority of commercial loans are made to small retail, manufacturing and service businesses. Consumer loans are made for a variety of reasons, however, approximately 60% of the loans are secured by automobiles and trucks.

The Company's market area has a stable economy which tends to be less cyclical than the national economy. Major industries in the market area include agricultural production and processing, higher education, retail sales, services and light manufacturing. The agricultural production and processing industry is a major contributor to the local economy and its performance and growth tend to be cyclical in nature, however, this cyclical nature is offset by other stable industries in the trade area. In addition to direct agricultural loans, a large percentage of residential real estate loans and consumer installment loans are made to borrowers whose income is derived from the agricultural sector of the economy. A large percentage of the agricultural loans are made to poultry growers.

During recent years, real estate values in the Company's market area for commercial, agricultural and residential property increased, on the average, between 5% and 8% annually depending on the location and type of property. Approximately 80% of the Company's loans are secured by real estate, however, policies relating to appraisals and loan to value ratios are adequate to control the related risk. Unemployment rates in the Company's market area continue to be below both the national and state averages.

The Bank has identified loan concentrations of greater than 25% of capital in the following categories, poultry related, motel properties, churches and construction/development. While the Bank has not developed a formal policy limiting the concentration level to any particular loan type or industry segment, concentrations are monitored and reported to the board of directors quarterly. Concentration levels have been used by management to determine how aggressively they may price or pursue new loan requests. At December 31, 2004, there are no industry categories of loans that exceed 10% of total loans.

Nonaccrual and Past Due Loans

The following table shows loans placed in a nonaccrual status and loans contractually past due 90 days or more as to principal or interest payments.

			December 31,		
(Dollars in thousands)	2004	2003	2002	2001	2000
Nonaccruing loans	$ 864	None	None	$ None	664
Loans past due 90 days or more	$ 1,379	$ 1,614	$ 2,594	$ 1,096	$ 421
Total	$ 2,243	$ 1,614	$ 2,594	$ 1,096	$ 1,085
Percentage of total loans	.90%	.76%	1.28%	.62%	.71%

Commerical loans are placed on nonaccrual status when they become ninety days or more past due, unless there is an expectation that the loan will either be brought current or paid in full in a reasonable period of time. Interest accruals are continued on past due, secured residential real estate loans and consumer purpose loans until the principal and accrued interest equal the value of the collateral and on unsecured loans until the financial condition of the borrower deteriorates to the point that any further accrued interest would be determined to be uncollectible. At December 31, 2004, 2003, and 2002, there were no restructured loans on which interest was accruing at a reduced rate or on which payments had been extended.

Potential Problem Loans

Loans classified for regulatory purposes as loss, doubtful, substandard, or special mention do not represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity or capital resources. Nor do they represent material credits about which management is aware of any information which causes it to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms. As of December 31, 2004, management is not aware of any potential problem loans which are not already classified for regulatory purposes or on the watch list as part of the Bank's internal grading system.

Loan Losses and the Allowance for Loan Losses

In evaluating the portfolio, loans are segregated into loans with identified potential losses, and pools of loans by type (commercial, residential, consumer, credit cards). Loans with identified potential losses include examiner and bank classified loans. Classified relationships in excess of $100,000 are reviewed individually for impairment under FAS 114. A variety of factors are taken into account when reviewing these credits, including borrower cash flow, payment history, fair value of collateral, company management, industry and economic factors. Loan relationships that are determined to have no impairment are placed back into the appropriate loan pool and reviewed under SFAS No. 5.

Loan pools are further segmented into watch list, past due over 90 days and all other. Watch list loans include loans that are 60 days past due and may include restructured loans, borrowers that are highly leveraged, loans that have been upgraded from classified or loans that contain policy exceptions (term, collateral coverage, etc.). Loss estimates on these loans reflect the increased risk associated with these assets due to any of the above factors. The past due pools contain loans that are currently 90 days or more past due. Loss rates assigned to these past due loans reflect the fact that these loans bear a significant risk of charge-off. Loss rates vary by loan type to reflect the likelihood that collateral values will offset a portion of the anticipated losses.

The remainder of the portfolio falls into pools by type of homogenous loans that do not exhibit any of the above described weaknesses. Loss rates are assigned based on historical rates over either the prior five year or prior two year period depending on the type of loan. A multiplier has been applied to these loss rates to reflect the time for loans to season within the portfolio and the inherent imprecision of these estimates.

All potential losses are evaluated within a range of low to high. An unallocated allowance has been established to reflect other unidentified losses within the portfolio. The unallocated allowance mitigates the increased risk of loss associated with fluctuations in past due trends, changes in the local and national economies, and other unusual events. The Board approves the loan loss provision for each quarter based on this evaluation. An effort is made to keep the actual allowance at or above the midpoint of the range established by the evaluation process.

The allowance for loan losses of $1,511,000 at December 31, 2004 is equal to .61% of total loans held for investment. This compares to an allowance of $1,484,000 (.70%) at December 31, 2003. The overall level of the allowance remains well below the peer group averages. Management feels this is appropriate based on its loan loss history and the composition of its loan portfolio; the current allowance for loan losses is equal to approximately seven years of average loan losses. Based on historical losses, delinquency rates, collateral values of delinquent loans and a thorough review of the loan portfolio, management is of the opinion that the allowance for loan losses fairly states the estimated losses in the current portfolio.

Loan losses, net of recoveries, totaled $213,000 in 2004 which is equivalent to .09% of total loans outstanding. Over the preceding five years, the Company has had an average loss rate of .08% which is approximately forty percent of the loss rate of its peer group.

A summary of the activity in the allowance for loan losses follows:

(Dollars in thousands)	2004	2003	2002	2001	2000
Balance at beginning of period	$ 1,484	$ 1,477	$ 1,289	$ 1,108	$ 1,090
Provision charged to expenses	240	226	387	204	123
Other adjustments				84	
Loan losses:					
Commercial	123	76	20	22	21
Installment	166	219	249	138	125
Real estate	7		31		2
Total loan losses	296	295	300	160	148
Recoveries:					
Commercial	16	11	28	3	3
Installment	67	65	73	49	39
Real estate				1	1
Total recoveries	83	76	101	53	43
Net loan losses	213	219	199	107	105
Balance at end of period	$ 1,511	$ 1,484	$ 1,477	$ 1,289	$ 1,108
Allowance for loan losses as a percentage of loans	.61%	.70%	.73%	.73%	.73%
Net loan losses to loans outstanding	.09%	.10%	.10%	.06%	.07%

The Company has allocated the allowance according to the amounts deemed to be reasonably necessary to provide for the possibility of losses occurring within each of the above categories of loans. The allocation of the allowance as shown below should not be interpreted as an indication that loan losses in future years will occur in the same proportions or that the allocation indicates future loan loss trends.

Furthermore, the portion allocated to each loan category is not the total amount available for future losses that might occur within such categories since the total allowance is a general allowance applicable to the entire portfolio.

The following table shows the allocation of the allowance by loan type and the related outstanding loan balances to total loans.

(Dollars in thousands)

	2004		2003		2002		2001		2000	
	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans
Commercial	$ 506	33%	$ 475	26%	$ 443	23%	$ 451	23%	$ 332	25%
Real estate	280	59%	297	64%	369	65%	323	63%	277	61%
Installment	650	8%	638	10%	591	12%	451	14%	333	14%
Unallocated	75		74		74		64		166	
Total	$1,511	100%	$1,484	100%	$1,477	100%	$1,289	100%	$1,108	100%

Deposits and Borrowings

The Bank recognized an increase in year-end deposits in 2004 of 2.41%. The Bank experienced an increase in all account types with the exception of certificates of deposit. Rates of interest declined throughout all of 2004. The Bank advertised free checking throughout the year which resulted in a 22.85% ($7,570,000) increase in noninterest bearing checking accounts. In the fourth quarter of 2004, the Bank began advertising a special promotion on a thirteen month time deposit. This certificate was designed to raise cash to fund loan growth and also as a defensive measure in some parts of our market due to competition from other banks. In January 2005, the Bank also began offering a rate special on a nine month certificate of deposit. Time deposits have increased approximately $6,000,000 through the end of February 2005 as a result of these two promotions.

The Bank has traditionally avoided brokered and large deposits believing that they were unstable and, thus not desirable. This has proven to be a good strategy as the local deposit base is very stable and small increases in rates above the competition have usually resulted in deposit gains in past years. Beginning in 2001 the Bank has, on occasion, accepted certificates of deposit from other financial institutions at below market rates of interest. Typically this has been done to meet loan demand or if liquidity was sufficient, the Bank has reinvested these deposits in certificates of deposit at other institutions which were offering above market rates. Certificates of deposit over $100,000 totaled $24,660,968 at December 31, 2004. The maturity distribution of these certificates is as follows:

(Dollars in thousands)	2004	2003
Less than 3 months	$ 3,931	$ 3,206
3 to 12 months	7,173	7,250
1 year to 5 years	13,557	10,682
Total	$ 24,661	$ 21,138

Non-deposit borrowings include repurchase agreements, federal funds purchased, Federal Home Loan Bank (FHLB) daily rate credit and long-term debt obtained through the FHLB and SunTrust Bank. Repurchase agreements continue to be an important source of funding and provide commercial customers the opportunity to earn market rates of interest on funds that are secured by specific securities owned by the Bank.

Borrowings from the Federal Home Loan Bank are used to support the Bank's mortgage lending program and allow the Bank to offer longer-term mortgages. The Bank borrowed $9,000,000 in 2004 and did not borrow any additional funds from the FHLB during 2003. Quarterly installment payments on FHLB debt totaled $6,194,000 for the year. These loans carry an average rate of 4.40% at December 31, 2004.

Stockholder's Equity

Total stockholders' equity increased $1,941,000 or 6.01% in 2004. Earnings retained from operations were the primary source of the increase. As of December 31, 2004, book value per share was $14.21 compared to $13.35 as of December 31, 2003. Dividends are paid to stockholders on a quarterly basis in uniform amounts unless unexpected fluctuations in net income indicate a change to this policy is needed.

Banking regulators have established a uniform system to address the adequacy of capital for financial institutions. The rules require minimum capital levels based on risk-adjusted assets. Simply stated, the riskier an entity's investments, the more capital it is required to maintain. The Bank, as well as the Company, is required to maintain these minimum capital levels. The two types of capital guidelines are Tier I capital (referred to as core capital) and Tier II capital (referred to as supplementary capital). At December 31, 2004, the Company had Tier I capital of 12.59% of risk weighted assets and combined Tier I and II capital of 13.22% of risk weighted assets. Regulatory minimums at this date were 4% and 8%, respectively. The Bank has maintained capital levels far above the minimum requirements throughout the year. In the unlikely event that such capital levels are not met, regulatory agencies are empowered to require the Company to raise additional capital and/or reallocate present capital.

In addition, the regulatory agencies have issued guidelines requiring the maintenance of a capital leverage ratio. The leverage ratio is computed by dividing Tier I capital by actual total assets. The regulators have established a minimum of 3% for this ratio, but can increase the minimum requirement based upon an institution's overall financial condition. At December 31, 2004, the Company reported a leverage ratio of 8.38%. The Bank's leverage ratio was also substantially above the minimum.

Market Risk Management

Most of the Company's net income is dependent on the Bank's net interest income. As the rapid change in short-term interest rates demonstrated in 2001, net interest income is subject to interest rate risk to the extent that imbalances exist between the maturities or repricing of interest bearing liabilities and interest earning assets. In 2002 for example, interest bearing liabilities repriced much more quickly than interest earning assets; this resulted in an increase in the net interest margin compared to 2001. During 2003 this trend reversed, as longer term assets (principally mortgage loans and securities) matured or repriced at rates that were substantially lower, while most interest bearing liabilities had already repriced at lower rates in either 2001 or 2002. In 2004, the net interest margin was unchanged, both interest earning assets and interest bearing liabilities continued to reprice at lower levels.

Net interest income is also affected by changes in the mix of funding that supports earning assets. For example, higher levels of non-interest bearing demand deposits and leveraging earning assets by funding with stockholder's equity would result in greater levels of net interest income than if most of the earning assets were funded with higher cost interest-bearing liabilities, such as certificates of deposit.

Liquidity as of December 31, 2004 is strong. The Bank historically has had a stable core deposit base and, therefore, does not have to rely on volatile funding sources. Because of the stable core deposit base, changes in interest rates should not have a significant effect on liquidity. During 2004, the Bank used, investment sales, maturing investments, and deposit growth to meet its funding needs for loans held for investment. The Bank's membership in the Federal Home Loan Bank has historically provided liquidity as the Bank borrows money that is repaid over a five to ten year period and uses the money to make fixed rate loans. The matching of the long-term receivables and liabilities helps the Bank reduce its sensitivity to interest rate changes. The Company reviews its interest rate gap periodically and makes adjustments as needed. There are no off balance sheet items that will impair future liquidity.

As mentioned previously, the Bank has used short-term daily rate credit from the FHLB to fund its portfolio of loans held for sale. The rate on the daily rate credit can reprice daily, while the loans held for sale reprice with changes in the federal funds rates. Since these assets have an average life of approximately fifteen days, there is very little interest rate risk associated with the matching of the asset and corresponding liability.

The following table depicts the Company's interest rate sensitivity, as measured by the repricing of its interest sensitive assets and liabilities as of December 31, 2004. As the notes to the table indicate, the data was based in part on assumptions as to when certain assets or liabilities would mature or reprice. The analysis indicates a liability sensitive one-year cumulative GAP position of 5.87% of total earning assets. Approximately 37% of rate sensitive assets and 51% of rate sensitive liabilities are subject to repricing within one year. The one-year cumulative GAP increased during 2004, as the Bank held less short-term liquid assets. Based on historically low rates on bonds throughout 2004 and strong loan demand, the Investment Committee and management choose to not reinvest bond maturities, loan repayments and cash in longer-term investments. Management believes that remaining liquid and keeping investments short-term in nature will allow it to achieve greater earnings in the future when rates rise to higher levels.

The following GAP analysis shows the time frames from December 31, 2004, in which the Company's assets and liabilities are subject to repricing:

(Dollars in thousands)	1-90 Days	91-365 Days	1-5 Years	Over 5 Years	Not Classified	Total
Rate Sensitive Assets:						
Loans held for investment	$ 53,339	$ 18,774	$ 148,713	$ 28,146	$	$ 248,972
Loans held for sale	$ 47,150					47,150
Investments securities	962	1,869	21,037		14,932	38,800
Federal Funds Sold	1,017					1,017
Interest bearing bank deposits	3,352	1,485	793			5,630
Total	105,820	22,128	170,543	28,146	14,932	341,569
Rate Sensitive Liabilities:						
Interest bearing demand deposits		11,306	21,181	4,937		37,424
Savings		9,777	29,330	9,777		48,884
Certificates of deposit $100,000 and over	3,931	7,173	13,557			24,661
Other certificates of deposit	16,005	32,924	45,901	13		94,843
Total Deposits	19,936	61,180	109,969	14,727		205,812
Short-term debt	57,362					57,362
Long-term debt	3,022	6,495	13,188	3,756		26,461
Total	80,320	67,675	123,157	18,483		289,635
Discrete Gap	25,500	(45,547)	47,386	9,663	14,932	51,934
Cumulative Gap	25,500	(20,047)	27,339	37,002	51,934	
As a % of Earning Assets	7.47%	(5.87%)	8.00%	10.83%	15.20%	

* In preparing the above table, no assumptions are made with respect to loan prepayments or deposit run off. Loan principal payments are included in the earliest period in which the loan matures or can be repriced. Principal payments on installment loans scheduled prior to maturity are included in the period of maturity or repricing. Proceeds from the redemption of investments and deposits are included in the period of maturity. Estimated maturities on deposits which have no stated maturity dates were derived from guidance contained in FDICIA 305.

Recent Accounting Pronouncements

In January 2003, the FASB issued FASB Interpretation No. 46, *Consolidation of Variable Interest Entities* ("FIN 46"). This Interpretation provides guidance with respect to the identification of variable interest entities and when the assets, liabilities, noncontrolling interests, and results of operations of a variable interest entity need to be included in a company's consolidated financial statements. The Interpretation requires consolidation by business enterprises of variable interest entities in cases where (a) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the entity, or (b) in cases where the equity investors lack one or more of the essential characteristics of a controlling financial interest, which include the ability to make decisions about the entity's activities through voting rights, the obligations to absorb the expected losses of the entity if they occur, or the right to receive the expected residual returns of the entity if they occur. Management has evaluated the Company's investments in variable interest entities and potential variable interest entities or transactions, particularly in limited liability partnerships involved in low-income housing development. The implementation of FIN 46 did not have a significant impact on either the Company's consolidated financial position or consolidated results of operations. Interpretive guidance relating to FIN 46 is continuing to evolve and the Company's management will continue to assess various aspects of consolidations and variable interest entity accounting as additional guidance becomes available.

In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities.* The Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities.* The Statement is effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003. It is not expected to have an impact on the Company's consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of these instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and was effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of the Statement did not result in an impact on the Company's consolidated financial statements.

In December 2003, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 03-3, *Accounting for Certain Loans or Debt Securities Acquired in a Transfer.* The SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. The scope of the SOP applies to unhealthy "problem" loans that have been acquired, either individually in a portfolio, or in a business acquisition. The SOP addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least in part, t credit quality. The SOP does not apply to loans originated by the Company. The Company adopted the provisions of SOP 03-3 effective January 1, 2005. There was no effect on the Company's consolidated financial position or consolidated results of operations.

On March 9, 2004, the SEC Staff issued Staff Accounting Bulletin No. 105, *Application of Accounting Principles to Loan Commitments* ("SAB 105"). SAB 105 clarifies existing accounting practices relating to the valuation of issued loan commitments, including interest rate lock commitments ("IRLC"), subject to SFAS No. 149 and Derivative Implementation Group Issue C13, *Scope Exceptions: When a Loan Commitment is included in the Scope of Statement 133.* Furthermore, SAB 105 disallows the inclusion of the values of a servicing component and other internally developed intangible assets in the initial and subsequent IRLC valuation. The provisions of SAB 105 were effective for loan commitments entered into after March 31, 2004. The Company has adopted the provisions of SAB 105. There was no impact on either the Company's consolidated financial position or consolidated results of operations.

Emerging Issues Task Force Issue No. (EITF) 03-1 *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments* was issued and is effective March 31, 2004. The EITF 03-1 provides guidance for determining the meaning of "other-than-temporarily impaired" and its application to certain debt and equity securities within the scope of SFAS No. 115 *Accounting for Certain Investments in Debt and Equity Securities* and investments accounted for under the cost method. The guidance requires that investments which have declined in value due to credit concerns or solely due to changes in interest rates must be recorded as other-than-temporarily impaired unless the Company can assert and demonstrate its intention to hold the security for a period of time sufficient to allow for a recovery of fair value up to or beyond the cost of the investment which might mean maturity. This issue also requires disclosures assessing the ability and intent to hold investments in instances in which an investor determines that an investment with a fair value less than cost is not other-than-temporarily impaired. On September 30, 2004, the Financial Accounting Standards Board ("FASB") decided to delay the effective date for the measurement and recognition guidance contained in EITF 03-1. This delay does not suspend the requirement to recognize other-than-temporary impairments as required by existing authoritative literature. The disclosure guidance in EITF 03-1 was not delayed. The Company has included the required disclosures in the consolidated financial statements.

EITF No. 03-16, *Accounting for Investments in Limited Liability Companies* was ratified by the Board and is effective for reporting periods beginning after June 15, 2004. APB Opinion No. 18, *The Equity Method of Accounting for Investments in Common Stock,* prescribes the accounting for investments in common stock of corporations that are not consolidated. AICPA Accounting Interpretation 2, *Investments in Partnership Ventures*, of Opinion 18 indicates that "many of the provisions of the Opinion would be appropriate in accounting" for partnerships. In EITF Abstracts, Topic No. D-46, *Accounting for Limited Partnership Investments*, the SEC staff clarified its view that investments of more than 3 to 5 percent are considered to be more than minor and, therefore, should be accounted for using the equity method. Limited liability companies (LLCs) have characteristics of both corporations and partnerships, but are dissimilar from both in certain respects. Due to those similarities and differences, diversity in practice exists with respect to accounting for non-controlling investments in LLCs. The consensus reached was that an LLC should be viewed as similar to a corporation or similar to a partnership for purposes of determining whether a non-controlling investment should be accounted for using the cost method or the equity method of accounting.

On December 16, 2004, the FASB issued SFAS No.123R, *Share Based Payment*, which amends SFAS No.123 and SFAS No.95, *Statement of Cash Flows*, and requires compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the reward. SFAS No.123R requires the expense of all unvested grants, including grants prior to 2003, to be reported in operating expense (the "modified prospective" method). Options with graded vesting will be expensed more rapidly. This Statement did not have an effect on the Company's consolidated financial statements.

Quarterly Results

The table below lists the Company's quarterly performance for the years ended December 31, 2004 and 2003:

			2004		
Dollars in thousands	Fourth	Third	Second	First	Total
Interest and Dividend Income	$ 4,578	$ 4,237	$ 4,018	$ 3,971	$16,804
Interest Expense	1,528	1,362	1,246	1,260	5,396
Net Interest Income	3,050	2,875	2,772	2,711	11,408
Provision for Loan Losses	60	60	60	60	240
Net Interest Income after Provision For Loan Losses	2,990	2,815	2,712	2,651	11,168
Non-Interest Income	701	658	718	709	2,786
Non-Interest Expense	2,006	1,910	1,937	1,888	7,741
Income before taxes	1,685	1,563	1,493	1,472	6,213
Income Tax Expense	502	471	451	439	1,863
Net Income	$ 1,183	$ 1,092	$ 1,042	$ 1,033	$ 4,350
Net Income Per Share	$ .49	$ .45	$ .43	$ .43	$ 1.80

			2003		
	Fourth	Third	Second	First	Total
Interest and Dividend Income	$ 4,078	$ 4,103	$ 4,202	$ 4,300	$16,683
Interest Expense	1,361	1,455	1,564	1,630	6,010
Net Interest Income	2,717	2,648	2,638	2,670	10,673
Provision for Loan Losses	62	31	61	72	226
Net Interest Income after Provision For Loan Losses	2,655	2,617	2,577	2,598	10,447
Non-Interest Income	509	643	993	341	2,486
Non-Interest Expense	1,855	1,846	1,822	1,732	7,255
Income Before Taxes	1,309	1,414	1,748	1,207	5,678
Income Tax Expense	418	369	525	354	1,666
Net Income	$ 891	$ 1,045	$ 1,223	$ 853	$ 4,012
Net Income Per Share	$ .37	$ .43	$ .50	$ .36	$ 1.66

Item 8

F & M Bank Corp. and Subsidiaries

Consolidated Balance Sheets

ASSETS	December 31, 2004	2003
Cash and due from banks (notes 3 and 13)	$ 7,937,958	$ 5,665,110
Interest bearing deposits (note 13)	9,230,702	9,002,742
Federal funds sold	1,017,000	5,035,000
Securities -		
Held to maturity - fair value of $110,000 in 2004 $897,865 in 2003 (note 4)	110,003	872,978
Available for sale (note 4)	30,755,658	54,895,520
Other investments (note 4)	7,934,426	5,461,316
Loans held for sale	47,149,966	
Loans held for investment (notes 5, 10 and 13)	248,972,218	211,231,092
Less allowance for loan losses (note 6)	(1,510,860)	(1,483,667)
Net Loans	247,461,358	209,747,425
Bank premises and equipment, net (note 7)	4,824,483	5,001,293
Interest receivable	1,230,828	1,496,232
Core deposit intangible (note 20)	1,701,641	1,977,583
Goodwill (note 20)	2,638,677	2,638,677
Bank owned life insurance (note 21)	5,082,826	4,831,667
Other assets	2,881,649	2,500,917
Total Assets	369,957,175	$ 309,126,460
LIABILITIES		
Deposits:		
Noninterest bearing	$ 40,693,537	$ 33,123,978
Interest bearing:		
Demand	24,196,170	24,788,355
Money market accounts	13,228,532	13,086,303
Savings	48,882,821	47,545,499
Time deposits over $100,000 (note 8)	24,660,968	21,138,463
All other time deposits (note 8)	94,843,194	101,032,742
Total Deposits	246,505,222	240,715,340
Short-term debt (note 9)	57,361,619	6,388,958
Accrued liabilities	5,368,869	4,918,788
Long-term debt (note 10)	26,461,517	24,784,207
Total Liabilities	335,697,227	276,807,293
STOCKHOLDERS' EQUITY (NOTE 19)		
Common stock $5 par value, 3,000,000 shares authorized, 2,411,541 and 2,420,478 shares issued and outstanding, for 2004 and 2003, respectively	12,057,705	12,102,390
Capital surplus	128,376	286,330
Retained earnings (note 16)	22,273,119	19,709,562
Accumulated other comprehensive income (loss)	(199,252)	220,885
Total Stockholders' Equity	34,259,948	32,319,167
Total Liabilities and Stockholders' Equity	369,957,175	$ 309,126,460

The accompanying notes are an integral part of this statement.

Consolidated Statements of Income

	Years Ended December 31, 2004	2003	2002
INTEREST AND DIVIDEND INCOME:			
Interest and fees on loans held for investment	$14,355,476	$14,118,688	$14,846,527
Interest on loans held for sale	687,538	3,249	
Interest on deposits and federal funds sold	230,508	346,951	438,330
Interest on debt securities	1,038,864	1,715,328	2,004,119
Dividends on equity securities	491,158	498,546	557,470
Total Interest and Dividend Income	16,803,544	16,682,762	17,846,446
INTEREST EXPENSE:			
Interest on demand deposits	205,506	213,803	306,730
Interest on savings deposits	452,712	488,347	710,489
Interest on time deposits over $100,000	703,622	757,204	657,069
Interest on all other time deposits	2,609,054	3,260,349	4,240,390
Total interest on deposits	3,970,894	4,719,703	5,914,678
Interest on short-term debt	419,070	44,377	103,951
Interest on long-term debt	1,005,606	1,245,531	1,371,774
Total Interest Expense	5,395,570	6,009,611	7,390,403
NET INTEREST INCOME	11,407,974	10,673,151	10,456,043
PROVISION FOR LOAN LOSSES (note 6)	240,000	226,000	387,000
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	11,167,974	10,447,151	10,069,043
NONINTEREST INCOME:			
Service charges on deposit accounts	910,866	904,946	716,590
Insurance and other commissions	374,349	280,156	209,579
Other operating income	718,063	884,806	323,056
Income on bank owned life insurance	251,159	238,369	130,531
Gain (loss) on security transactions (note 4)	531,781	178,618	(182,430)
Total Noninterest Income	2,786,218	2,486,895	1,197,326
NONINTEREST EXPENSES:			
Salaries	3,184,471	3,075,762	2,853,483
Employee benefits (note 12)	1,207,109	1,053,032	747,074
Occupancy expense	413,736	406,816	337,038
Equipment expense	421,699	407,636	350,701
Amortization of intangibles (notes 2 and 20)	275,942	275,942	275,942
Other operating expenses	2,238,326	2,036,235	1,883,657
Total Noninterest Expenses	7,741,283	7,255,423	6,447,895
Income before Income Taxes	6,212,909	5,678,623	4,818,474
INCOME TAX EXPENSE (note 11)	1,863,358	1,666,324	1,314,579
NET INCOME	$ 4,349,551	$ 4,012,299	$ 3,503,895
PER SHARE DATA			
NET INCOME	$ 1.80	$ 1.66	$ 1.44
CASH DIVIDENDS	.74	$ .70	$ .66
AVERAGE COMMON SHARES OUTSTANDING	2,413,668	2,417,807	2,428,722

The accompanying notes are an integral part of this statement.

Consolidated Statements of Changes in Stockholders' Equity

	Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE - December 31, 2001	$ 12,192,815	$ 525,015	$ 15,488,406	$ 390,963	$ 28,597,199
Comprehensive Income:					
Net income			3,503,895		3,503,895
Net change in other comprehensive income(note 2)				(661,446)	(661,446)
Comprehensive Income					2,842,449
Dividends on common stock			(1,601,823)		(1,601,823)
Stock repurchased (14,885 shares)	(74,425)	(222,220)			(296,645)
BALANCE - December 31, 2002	12,118,390	302,795	17,390,478	(270,483)	29,541,180
Comprehensive Income:					
Net income			4,012,299		4,012,299
Net change in other comprehensive income (note 2)				491,368	491,368
Comprehensive Income					4,503,667
Tax benefit of ESOP dividends		23,969			23,969
Dividends on common stock			(1,693,215)		(1,693,215)
Stock sold to ESOP (10,000 shares)	50,000	158,000			208,000
Stock repurchased (13,200 shares)	(66,000)	(198,434)			(264,434)
BALANCE - December 31, 2003	12,102,390	286,330	19,709,562	220,885	32,319,167
Comprehensive Income:					
Net income			4,349,551		4,349,551
Net change in other comprehensive income (note 2)				(420,137)	(420,137)
Comprehensive Income					3,929,414
Tax benefit of ESOP dividends		27,570			27,570
Dividends on common stock			(1,785,994)		(1,785,994)
Stock sold to ESOP (9,300 shares)	46,500	174,375			220,875
Stock repurchased (18,237 shares)	(91,185)	(359,899)			(451,084)
BALANCE - December 31, 2004	$ 12,057,705	$ 128,376	$ 22,273,119	$ (199,252)	$ 34,259,948

The accompanying notes are an integral part of this statement.

F & M Bank Corp. and Subsidiaries

Consolidated Statements of Cash Flows

	Years Ended December 31, 2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 4,349,551	$ 4,012,299	$ 3,503,895
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
(Gain) loss on sale of securities	(531,781)	(178,618)	182,430
Depreciation	461,637	429,717	347,867
Amortization of security premiums	309,200	312,301	125,412
Net increase in loans held for sale	(47,149,966)		
Provision for loan losses	240,000	226,000	387,000
Provision for deferred taxes	(24,679)	210,305	(240,106)
(Increase) decrease in interest receivable	265,404	158,890	(113,581)
Increase in other assets	(380,732)	(610,505)	(178,301)
Increase in accrued expenses	716,009	69,197	757,679
Amortization of limited partnership investments	244,290	262,227	255,850
Amortization of intangibles	275,942	275,942	275,942
Income from life insurance investment	(251,159)	(238,369)	(130,531)
(Gain) loss on sale of other real estate		(94,754)	22,161
Net Cash Provided by (Used in)Operating Activities	(41,476,284)	4,834,632	5,195,717
CASH FLOWS FROM INVESTING ACTIVITIES:			
(Increase) decrease in interest bearing bank deposits	(227,960)	(3,116,303)	8,312,403
Net (increase) decrease in federal funds sold	4,018,000	(559,000)	(4,476,000)
Proceeds from maturities of securities held to maturity	760,000	1,000,000	
Proceeds from maturities of securities available for sale	18,625,744	54,755,131	25,794,446
Proceeds from sales of securities available for sale	24,285,388	2,480,338	5,062,045
Purchases of securities available for sale	(21,919,075)	(49,557,386)	(37,983,540)
Net increase in loans held for investment	(37,953,933)	(9,470,590)	(25,748,188)
Purchase of life insurance		(1,870,528)	(2,172,124)
Purchase of property and equipment	(284,827)	(729,048)	(330,302)
Purchase of other real estate			(243,204)
Construction in progress payments			(91,850)
Sale of other real estate		597,873	263,970
Net Cash Used in Investing Activities	(12,696,663)	(6,469,513)	(31,612,344)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net change in demand and savings deposits	8,456,925	13,315,434	14,978,546
Net increase (decrease) in time deposits	(2,667,043)	(871,334)	5,026,575
Net change in short-term debt	50,972,661	(1,932,080)	(2,387,313)
Dividends paid in cash	(1,763,849)	(1,645,224)	(1,580,138)
Proceeds from long-term debt	9,000,000		18,000,000
Payments to repurchase common stock	(451,084)	(264,434)	(296,645)
Proceeds from issuance of common stock	220,875	208,000	
Repayments of long-term debt	(7,322,690)	(7,527,817)	(6,670,674)
Net Cash Provided by Financing Activities	56,445,795	1,282,545	27,070,351
Net Increase (Decrease) in Cash and Cash Equivalents	2,272,848	(352,336)	653,724
Cash and Cash Equivalents, Beginning of Year	5,665,110	6,017,446	5,363,722
Cash and Cash Equivalents, End of Year	$ 7,937,958	$ 5,665,110	$ 6,017,446
Supplemental Disclosure:			
Cash paid for:			
Interest expense	$ 5,428,726	$ 6,148,756	$ 7,538,614
Income taxes	1,250,000	750,000	1,100,000

The accompanying notes are an integral part of this statement

NOTE 1 NATURE OF OPERATIONS:

F & M Bank Corp. (the "Company"), through its subsidiary Farmers & Merchants Bank (the "Bank"), operates under a charter issued by the Commonwealth of Virginia and provides commercial banking services. As a state chartered bank, the Bank is subject to regulation by the Virginia Bureau of Financial Institutions and the Federal Reserve Bank. The Bank provides services to customers located mainly in Rockingham and Shenandoah counties in Virginia, and the adjacent counties of Page, and Augusta. Services are provided at eight branch offices. In addition, the Company offers insurance and financial services through its subsidiaries, TEB Life Insurance, Inc. and Farmers & Merchants Financial Services, Inc.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The accounting and reporting policies of the Company and its subsidiaries conform to generally accepted accounting principles and to accepted practice within the banking industry.

The following is a summary of the more significant policies:

Principles of Consolidation

The consolidated financial statements include the accounts of the Farmers and Merchants Bank, the TEB Life Insurance Company and Farmers & Merchants Financial Services, Inc. Significant intercompany accounts and transactions have been eliminated.

Use of Estimates in the Preparation of Financial Statements

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts in those statements; actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant changes in the near term are the determination of the allowance for loan losses, which is sensitive to changes in local and national economic conditions, and the other than temporary impairment of investments in the investment portfolio.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and deposits at other financial institutions whose initial maturity is ninety days or less.

Investment Securities

Management reviews the securities portfolio and classifies all securities as either held to maturity or available for sale at the date of acquisition. Securities that the Company has both the positive intent and ability to hold to maturity (at time of purchase) are classified as held to maturity securities. All other securities are classified as available for sale. Securities held to maturity are carried at historical cost and adjusted for amortization of premiums and accretion of discounts, using the effective interest method. Securities available for sale are carried at fair value with any valuation adjustments reported, net of deferred taxes, as a part of other accumulated comprehensive income. Also included in securities available for sale are marketable equity securities.

Interest, amortization of premiums and accretion of discounts on securities are reported as interest income using the effective interest method. Gains (losses) realized on sales and calls of securities are determined on the specific identification method.

Accounting for Historic Rehabilitation and Low Income Housing Partnerships

The Company periodically invests in low income housing partnerships whose primary benefit is the distribution of federal tax credits to partners. The Company recognizes these benefits and the cost of the investments over the life of the partnership (usually 15 years). In addition, state and federal historic rehabilitation credits were generated from an investment in one of the partnerships. Amortization of this investment is prorated based on the amount of benefits received in each year to the total estimated benefits over the life of the project. All benefits have been shown as investment income since income tax benefits are the only anticipated benefits of ownership.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Loans

Loans are carried on the balance sheet net of any unearned interest and the allowance for loan losses. Interest income on loans is determined using the effective interest method on the daily amount of principal outstanding except where serious doubt exists as to collectibility of the loan, in which case the accrual of income is discontinued.

Allowance for Loan Losses

The provision for loan losses charged to operations is an amount sufficient to bring the allowance for loan losses to an estimated balance that management considers adequate to absorb potential losses in the portfolio. Loans are charged against the allowance when management believes the collectibility of the principal is unlikely. Recoveries of amounts previously charged-off are credited to the allowance. Management's determination of the adequacy of the allowance is based on an evaluation of the composition of the loan portfolio, the value and adequacy of collateral, current economic conditions, historical loan loss experience, and other risk factors. Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions, particularly those affecting real estate values. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Nonaccrual Loans

Commerical loans are placed on nonaccrual status when they become ninety days or more past due, unless there is an expectation that the loan will either be brought current or paid in full in a reasonable period of time. Interest accruals are continued on past due, secured residential real estate loans and consumer purpose loans until the principal and accrued interest equal the value of the collateral and on unsecured loans until the financial condition of the borrower deteriorates to the point that any further accrued interest would be determined to be uncollectible.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Bank Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is charged to income over the estimated useful lives of the assets on a combination of the straight-line and accelerated methods. The ranges of the useful lives of the premises and equipment are as follows:

Buildings and Improvements	10 - 40 years
Furniture and Fixtures	5 - 20 years

Maintenance, repairs, and minor improvements are charged to operations as incurred. Gains and losses on dispositions are reflected in other income or expense.

Intangible Assets

Core deposit intangibles are amortized on a straight-line basis over ten years. Core deposit intangibles, net of amortization totaled $1,702,000 and $1,978,000 at December 31, 2004 and 2003, respectively. The Company adopted SFAS 147 on January 1, 2002 and determined that the core deposit intangible will continue to be amortized over the estimated useful life.

Goodwill

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Additionally, it further clarifies the criteria for the initial recognition and measurement of intangible assets separate from goodwill. SFAS No. 142 became effective for fiscal years beginning after December 15, 2001 and prescribes the accounting for goodwill and intangible assets subsequent to initial recognition. The provisions of SFAS No. 142 discontinue the amortization of goodwill and intangible assets with indefinite lives. Instead, these assets are subject to an impairment review on an annual basis and more frequently if certain impairment indicators are in evidence. SFAS No. 142 also requires that reporting units be identified for the purpose of assessing potential future impairments of goodwill.

The Company adopted SFAS No. 142 on January 1, 2002. Goodwill totaled $2,639,000 at December 31, 2004 and 2003. The goodwill is no longer amortized, but instead tested for impairment at least annually. Based on the testing, there were no impairment charges for 2004 or 2003. Application of the nonamortization provisions of the Statement resulted in additional net income of approximately $190,000 for each the years ended December 31, 2004, 2003 and 2002.

Pension Plans

Substantially all employees are covered by a pension plan. The net periodic pension expense includes a service cost component, estimated normal return on plan assets, and the effect of deferring and amortizing certain actuarial gains and losses.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Advertising Costs

The Company follows the policy of charging the cost of advertising to expense as incurred. Total advertising costs included in other operating expenses for 2004, 2003, and 2002 were $163,082, $139,749, and $141,461, respectively.

Income Taxes

Amounts provided for income tax expense are based on income reported for financial statement purposes rather than amounts currently payable under income tax laws. Deferred taxes, which arise principally from temporary differences between the period in which certain income and expenses are recognized for financial accounting purposes and the period in which they affect taxable income, are included in the amounts provided for income taxes.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities and gains or losses on certain derivative contracts, are reported as a separate component of the equity section of the balance sheet. Such items, along with operating net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects are as follows:

	Years Ended December 31,		
Changes in:	2004	2003	2002
Unrealized holding gain on interest rate swap	$	$	$ 4,137
Unrealized holding gains (losses) on available-for-sale securities	(124,180)	880,766	(1,141,553)
Reclassification adjustment for (gains) losses realized in income	(531,781)	(178,618)	182,430
Net Unrealized (Gains) Losses	(655,961)	702,148	(954,986)
Tax effect	235,824	(210,780)	293,540
Net Change	$ (420,137)	$ 491,368	$ (661,446)

Earnings Per Share

Earnings per share are based on the weighted average number of shares outstanding.

NOTE 3 CASH AND DUE FROM BANKS:

The Bank is required to maintain average reserve balances based on a percentage of deposits. The average balance of cash, which the Federal Reserve Bank requires to be on reserve, was $ 2,656,000 and $1,962,000 for the years ended December 31, 2004 and 2003, respectively.

NOTE 4 INVESTMENT SECURITIES:

The amortized cost and fair value of securities held to maturity are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2004				
U. S. Treasuries and Agencies	$ 110,003	$	$ 3	$ 110,000
Total Securities Held to Maturity	$ 110,003	$	$ 3	$ 110,000
December 31, 2003				
U. S. Treasuries and Agencies	$ 110,035	515		110,550
Corporate bonds	762,943	24,372		787,315
Total Securities Held to Maturity	$ 872,978	$ 24,887	$	$ 897,865

The amortized cost and fair value of securities available for sale are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2004				
U.S. Agencies	$16,085,931	$ 8,489	$ 83,227	$16,011,193
Mortgage-backed obligations of federal agencies	5,472,030		47,115	5,424,915
Marketable equities	6,619,270	360,225	494,277	6,485,218
Municipals	375,000		5,627	369,373
Corporate bonds	2,500,000	12,700	47,741	2,464,959
Total Securities Available for Sale	$31,052,231	$ 381,414	$ 677,987	$30,755,658
December 31, 2003				
U.S. Agencies	$25,386,992	$ 65,617	$ 8,888	$25,443,721
Mortgage-backed obligations of federal agencies	9,004,266	7,010	21,901	8,989,375
Marketable equities	9,109,546	652,193	516,573	9,245,166
Municipals	375,000		2,427	372,573
Corporate bonds	10,660,326	207,447	23,088	10,844,685
Total Securities Available for Sale	$54,536,130	$ 932,267	$ 572,877	$54,895,520

NOTE 4 INVESTMENT SECURITIES (CONTINUED):

The amortized cost and fair value of securities at December 31, 2004, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities Held to Maturity		Securities Available for Sale	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 110,003	$ 110,000	$	$
Due after one year through five years			22,165,186	21,999,058
Due after five years			2,267,775	2,271,382
	110,003	110,000	24,432,961	24,270,440
Marketable equities			6,619,270	6,485,218
Total	$ 110,003	$ 110,000	$ 31,052,231	$ 30,755,658

The Company's gross proceeds from the sale of debt securities for 2004 were approximately $18,650,000 which resulted in gains of $107,617 and losses of $9,030. The realized gains and losses and the gross proceeds from the sale of debt securities were not material in 2003 or 2002. Gains and losses on marketable equity transactions are summarized below:

	2004	2003	2002
Gains	738,582	$ 440,340	$ 318,354
Losses	305,388	261,722	500,784
Net Gains	$ 433,194	$ 178,618	$(182,430)

Based on a review of its equities portfolio, the Company recognized an impairment of $503,034 in the carrying basis of five of its equity holdings as of December 31, 2002. In 2004, the Company recognized an impairment of $161,633 in the carrying basis on two of its equity holdings. These write downs were a result of management's evaluation and determination that these assets met the definition for impairment under SFAS 115.

The carrying value (which approximates fair value) of securities pledged by the Bank to secure deposits and for other purposes amounted to $12,381,675 at December 31, 2004 and $16,550,000 at December 31, 2003. The Company has pledged $2,986,426 of equity securities to secure the $2,538,462 indebtedness outstanding with SunTrust Bank (see note 10).

Other investments consist of investments in nine low-income housing and historic equity partnerships (carrying basis of $3,288,197) and stock in the Federal Home Loan Bank, and various other investments (carrying basis of $4,646,229). The interests in the low-income housing and historic equity partnerships have limited transferability and the interests in the other stocks are restricted as to sales. The market values of these securities are estimated to approximate their carrying value as of December 31, 2004. During 2004 and 2003, the Company recognized a loss in its investment in BI Investments of $100,000. This write down was the result of losses incurred by BI Investments during its first and second years of operation. At December 31, 2004, the Company was committed to invest an additional $2,555,974 in four low-income housing limited partnerships. These funds will be paid as requested by the general partner to complete the projects. This additional investment has been reflected in the above carrying basis and in accrued liabilities on the balance sheet.

NOTE 4 INVESTMENT SECURITIES (CONTINUED):

The primary purpose of the investment portfolio is to generate income and meet liquidity needs of the Company through readily saleable financial instruments. The portfolio includes fixed rate bonds, whose prices move inversely with rates, variable rate bonds and equity securities. At the end of any accounting period, the investment portfolio has unrealized gains and losses. The Company monitors the portfolio, which is subject to liquidity needs, market rate changes and credit risk changes, to see if adjustments are needed. The primary concern in a loss situation is the credit quality of the business behind the instrument. In 2004 and 2002, the Company wrote down several equity investments because of price deterioration that was not expected to improve in the near term. Bonds deteriorate in value due to credit quality of the individual issuer and changes in market conditions. There are approximately 27 holdings in the current portfolio that have losses. These losses relate to market conditions and the timing of purchases and are not a material concern since they have moved up and down with the market.

A summary of these losses is as follows:

	Less than 12 Months		More than 12 Months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury & Agency	$10,034,000	$ (52,000)	$ 2,031,000	$ (21,000)	$12,065,000	$ (73,000)
Municipals			369,000	(6,000)	369,000	(6,000)
Mortgage backed obligations	2,377,000	(16,000)	3,048,000	(31,000)	5,425,000	(47,000)
Marketable Equities	2,817,000	(184,000)	2,209,000	(350,000)	5,026,000	(534,000)
Total	$15,228,000	$ (252,000)	$ 7,657,000	$ (408,000)	$22,885,000	$ (660,000)

NOTE 5 LOANS:

Loans held for investment as of December 31:

	2004	2003
Real Estate		
Construction	$ 17,364,803	$ 15,328,810
Mortgage	147,281,033	123,538,368
Commercial and agricultural	62,786,983	51,138,550
Installment	20,005,920	19,630,461
Credit cards	1,477,789	1,463,329
Other	55,690	131,574
Total	$ 248,972,218	$ 211,231,092

NOTE 5 LOANS (CONTINUED):

At December 31, 2004 and 2003, the recorded investment in loans which have been identified as impaired loans, in accordance with Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" (SFAS 114), totaled $4,116,000 and $3,407,000, respectively. The valuation allowance related to impaired loans on December 31, 2004 and 2003 is $505,000 and $395,000, respectively. For the years of 2004, 2003 and 2002, the average balances of impaired loans were $4,301,000, $3,075,000, and $4,004,000, respectively. The amount of interest income recorded by the Company during 2004, 2003 and 2002 on impaired loans was $301,000, $215,000, and $305,000, respectively. There were no nonaccrual loans excluded from impaired loan disclosure at December 31, 2004 or December 31, 2003

The Company has pledged loans as collateral for borrowings with the Federal Home Loan Bank of Atlanta totaling $163,524,000 and $25,004,804 as of December 31, 2004 and 2003, respectively. Prior to 2004, the Company pledged specific residential real estate loans to secure its borrowings from the FHLB. During 2004, the Company switched to a blanket lien on its entire residential real estate portfolio and also began pledging commercial and home equity loans.

Loans held for sale as of December 31:

	2004	2003
Real Estate	$ 47,149,966	

Loans held for sale consists of the Bank's commitment to purchase up to $55,000,000 in residential mortgage loan participations. These loans are purchased as a 95% participation in loans that are warehoused by a bank in California. Loans are originated by a network of mortgage loan originators throughout the United States. The Bank receives certain loan documents daily for review, makes its purchase decision and wires funds to the bank in California. By contract terms, the Bank will hold these loans up to 60 days. The actual holding period of individual loans has ranged from 1 day to 56 days, with an average of 15 days during 2004.

The commitment to purchase these loan participations was entered into in 2003, as a $30,000,000 commitment, but actual purchases were immaterial until March 2004. This program was entered into as an alternative to selling Federal Funds and other short term investments. As demand within the program increased, the Bank recognized an opportunity to earn a return based on the spread between the participation interest received and the cost of borrowing daily rate credit from the FHLB. The volume of loans purchased fluctuates due to a number of factors including changes in secondary market rates, which affects demand for mortgage loans; the number of participating banks involved in the program; the number of mortgage loan originators selling loans to the lead bank and the funding capabilities of the lead bank.

NOTE 6 ALLOWANCE FOR LOAN LOSSES:

A summary of changes in the allowance for loan losses is shown in the following schedule:

	2004	2003	2002
Balance, beginning of year	$ 1,483,667	$ 1,477,007	$ 1,288,506
Provision charged to operating expenses	240,000	226,000	387,000
Loan recoveries	83,188	75,955	100,985
Loans charged off	(295,995)	(295,295)	(299,484)
Balance, end of year	$ 1,510,860	$ 1,483,667	$ 1,477,007
Percentage of loans held for investment	.61%	.70%	.73%

NOTE 7 BANK PREMISES AND EQUIPMENT:

Bank premises and equipment as of December 31 are summarized as follows:

	2004	2003
Land	$ 677,600	$ 644,440
Buildings and improvements	4,582,704	4,569,581
Furniture and equipment	3,482,731	3,259,321
	8,743,035	8,473,342
Less - accumulated depreciation	(3,918,552)	(3,472,049)
Net	$ 4,824,483	$ 5,001,293

Provisions for depreciation of $461,637 in 2004, $429,717 in 2003, and $347,687 in 2002 were charged to operations.

NOTE 8 TIME DEPOSITS:

At December 31, 2004, the scheduled maturities of time deposits are as follows:

2005	$ 60,032,655
2006	26,613,378
2007	14,142,912
2008	11,235,599
Thereafter	7,479,618
Total	$ 119,504,162

NOTE 9 SHORT-TERM DEBT:

Short-term debt information is summarized as follows:

	Maximum Outstanding at Any Month End	Outstanding at Year End	Average Balance Outstanding[1]	Weighted Average Interest Rate	Year End Interest Rate
2004					
Federal funds purchased	$6,894,000		$1,045,112	1.69%	n/a
Notes payable	299,573		155,940	1.77%	2.22%
FHLB daily rate credit	53,500,000	50,500,000	16,356,557	2.12%	2.48%
Securities sold under agreements to repurchase	7,133,798	6,861,619	6,535,313	.80%	1.56%
Totals		$57,361,619	$24,092,922	1.23%	2.22%

NOTE 9 SHORT-TERM DEBT (CONTINUED):

	Maximum Outstanding at Any Month End	Outstanding at Year End	Average Balance Outstanding[1]	Weighted Average Interest Rate	Year End Interest Rate
2003					
Notes payable	351,834	351,834	62,103	4.03%	1.66%
Securities sold under agreements to repurchase	8,687,799	6,037,124	7,174,896	.62%	.49%
Totals		$6,388,958	$7,236,999	.65%	.50%
2002					
Federal funds purchased	$3,882,000		$ 77,323	2.23%	n/a
Notes payable	343,684		156,326	5.45%	n/a
Securities sold under agreements to repurchase	9,497,671	8,286,715	8,240,723	1.14%	.72%
Totals		$ 8,286,715	$8,474,372	1.23%	.72%

Repurchase agreements are secured transactions with customers and generally mature the day following the date sold. Federal funds purchased are unsecured overnight borrowings from other financial institutions. FHLB daily rate credit, which is secured by the loan portfolio is a variable rate loan that acts as a line of credit to meet financing needs. Margin borrowings which carry a variable rate are secured by investment securities and are used to finance equity acquisitions on a short term basis.

As of December 31, 2004, the Company had lines of credit with correspondent banks totaling $18,052,000, which are used in the management of short-term liquidity.

NOTE 10 LONG-TERM DEBT:

New borrowings from the Federal Home Loan Bank of Atlanta (FHLB) were $9,000,000 in 2004, zero in 2003 and $15,000,000 in 2002. The interest rates on the notes payable are fixed at the time of the advance and range from 3.92% to 5.33%; the weighted average interest rate is 4.40% at December 31, 2004. The balance of this obligation at December 31, 2004 was $23,923,056. The long-term debt is secured by qualifying mortgage loans owned by the Company.

The Company borrowed $3,000,000 of long-term debt in September 2002 from SunTrust Bank. Of this amount, $2,000,000 was used as contributed capital to the Bank, $900,000 was used to payoff a loan from the Bank for securities purchases and the balance was used for working capital needs. The outstanding balance at December 31, 2004 was $2,538,462 with quarterly principal payments of $230,769 over the next eleven quarters. The interest rate is a floating rate of LIBOR plus 1.10%, adjustable monthly. Repayments of long-term debt are due either quarterly or semi-annually and interest is due monthly. Interest expense of $1,005,606, $1,245,531, and $1,371,774 was incurred on these debts in 2004, 2003, and 2002, respectively. The maturities of long-term debt as of December 31, 2004 are as follows:

2005	$ 9,517,561
2006	7,015,934
2007	3,735,165
2008	2,435,714
2009	1,757,143
Thereafter	2,000,000
Total	$ 26,461,517

NOTE 11 INCOME TAX EXPENSE:

The components of the income tax expense are as follows:

	2004	2003	2002
Current expense			
Federal	$ 1,888,037	$ 1,456,019	$ 1,554,685
Deferred benefit			
Federal	(24,679)	210,305	(240,106)
Total Income Tax Expense	$ 1,863,358	$ 1,666,324	$ 1,314,579
Amounts in above arising from gains (losses) on security transactions	$ 174,026	$ 60,730	$ (96,711)

The deferred tax effects of temporary differences are as follows:

	2004	2003	2002
Tax Effects of Temporary Differences:			
LIH Partnership Losses	$ 6,492	$ 15,223	$ 7,944
Securities impairment	18,548	55,334	(171,032)
Provision for loan losses	(9,246)	$ (225)	(62,050)
Split dollar life insurance	2,358	60,576	30,780
Non-qualified deferred compensation	(35,237)	(43,810)	(41,612)
Depreciation	26,531	43,405	44,271
Core deposit amortization	(33,113)	(33,113)	(33,113)
Pension expense	(9,367)	117,133	(13,611)
Other	8,355	(4,218)	(1,683)
Deferred Income Tax Expense (Benefit)	$ (24,679)	$ 210,305	$ (240,106)

The components of the deferred taxes as of December 31 are as follows:

	2004	2003
Deferred Tax Assets:		
Allowance for loan losses	$ 359,379	$ 350,133
Split dollar life insurance	11,289	13,647
Nonqualified deferred compensation	307,424	271,632
Securities impairment	91,333	115,696
Core deposit amortization	99,340	66,227
State historic tax credits	45,876	66,766
Securities available for sale	97,320	
Other	4,868	8,844
Total Assets	$ 1,016,829	$ 892,945
Deferred Tax Liabilities:		
Securities available for sale	$	$ 137,550
Unearned low income housing credits	617,809	553,478
Depreciation	264,560	238,029
Pension	218,018	227,385
Other	45,216	27,971
Total Liabilities	1,145,603	1,184,413
Deferred Tax Liability	$ (128,774)	$ (291,468)

NOTE 11 INCOME TAX EXPENSE (CONTINUED):

The following table summarizes the differences between the actual income tax expense and the amounts computed using the federal statutory tax rates:

	2004	2003	2002
Tax expense at federal statutory rates	$ 2,112,389	$ 1,930,732	$ 1,638,281
Increases (decreases) in taxes resulting from:			
State income taxes, net	(21,924)	9,042	(16,421)
Partially exempt income	(80,781)	(155,416)	(141,923)
Tax-exempt income	(110,087)	(116,043)	(68,507)
Other	(36,239)	(1,991)	(96,851)
Total Income Tax Expense	$ 1,863,358	$ 1,666,324	$ 1,314,579

NOTE 12 EMPLOYEE BENEFITS:

The Bank participates in the Virginia Bankers' Association Master Defined Benefit Pension Plan and Trust. Substantially all bank employees are covered by the plan. Benefits are based upon the participant's length of service and annual earnings with vesting of benefits after five years of service. Plan assets consist primarily of investments in stocks and bonds. The following table provides a reconciliation of the changes in the benefit obligations and fair value of plan assets for 2004, 2003 and 2002:

	2004	2003	2002
Change in Benefit Obligation:			
Benefit obligation, beginning	$4,268,747	$3,509,473	$2,852,318
Service cost	219,536	178,735	149,234
Interest cost	277,031	245,193	213,362
Actuarial gain (loss)	(451,323)	440,469	314,074
Benefits paid	(1,327,235)	(105,123)	(19,515)
Benefit obligation, ending	2,986,756	4,268,747	3,509,473
Change in Plan Assets:			
Fair value of plan assets, beginning	2,724,066	2,256,172	2,318,847
Actual return on plan assets	309,326	427,635	(174,856)
Employer contribution	631,598	145,382	131,696
Benefits paid	(1,327,235)	(105,123)	(19,515)
Fair value of plan assets, ending	2,337,755	2,724,066	2,256,172
Deferred asset (gain) loss	(70,502)	(218,424)	389,001
Funded Status:			
Funded Status	(649,001)	(1,544,681)	(1,253,301)
Unrecognized net actuarial loss	1,122,807	1,720,742	1,566,212
Unrecognized transition obligation	30,471	40,629	50,787
Unrecognized prior service cost	(174,210)	(179,510)	(184,810)
Prepaid (accrued) benefits	330,067	37,180	178,888
Accumulated benefit obligation	1,914,138	2,553,367	2,161,492

NOTE 12 EMPLOYEE BENEFITS (CONTINUED):

Components of net periodic benefit cost:			
Service cost	219,536	178,735	1,479,234
Interest cost	277,031	245,193	213,362
Expected return on plan assets	(238,824)	(209,211)	(214,145)
Amortization of prior service cost	(5,300)	(5,300)	(5,300)
Amortization of transition obligation	10,158	10,158	10,158
Recognized net actuarial (gain) loss	76,110	67,515	32,106
Net periodic benefit cost	338,711	287,090	1,515,415
Weighted average assumptions used in benefit obligations as of December 31:			
Discount rate	6.00%	6.50%	7.00%
Expected return on plan assets	8.50%	8.50%	9.00%
Rate of compensation increase	5.00%	5.00%	5.00%
Weighted average assumptions used in benefit cost as of December 31:			
Discount rate	6.50%	7.00%	7.00%
Expected return on plan assets	8.50%	8.50%	9.00%
Rate of compensation increase	5.00%	5.00%	5.00%

The plan sponsor selects the expected long-term rate of return on assets assumption in consultation with their advisors and the plan actuary. This rate is intended to reflect the average rate of earnings expected to be earned on the funds invested or to be invested to provide plan benefits. Historical performance is reviewed, especially with respect to real rates of return (net of inflation) for the major asset classes held or anticipated to be held by the trust. Undue weight is not given to recent experience, which may not continue over the measurement period, with higher significance placed on current forecasts of future long-term economic conditions.

The following table provides the pension plan's asset allocation as of December 31:

	2004	2003
Mutual funds - equity	65%	60%
Mutual funds –fixed income	35%	40%

The trust fund is sufficiently diversified to maintain a reasonable level of risk without imprudently sacrificing return, with a targeted asset allocation of 40% fixed income and 60% equity. The Investment Manager selects investment fund managers with demonstrated experience and expertise, and funds with demonstrated historical performance, for the implementation of the Plan's investment strategy. The Investment Manager will consider both actively and passively managed investment strategies and will allocate funds across the asset classes to develop an efficient investment structure.

The Company sponsors an employee stock ownership plan which provides stock ownership to substantially all employees of the Bank. The Plan provides total vesting upon the attainment of five years of service. Contributions to the plan are made at the discretion of the Board of Directors and are allocated based on the compensation of each employee relative to total compensation paid by the Bank. All shares issued and held by the Plan are considered outstanding in the computation of earnings per share. Dividends on Company stock are allocated and paid to participants at least annually. Shares of Company stock, when distributed, have restrictions on transferability. The Company contributed $220,875 in 2004, $208,000 in 2003, and $190,000 in 2002 to the Plan and charged this expense to operations.

NOTE 12 EMPLOYEE BENEFITS (CONTINUED):

The Company sponsors a 401(k) savings plan under which eligible employees may choose to save up to 20 percent of their salary on a pretax basis, subject to certain IRS limits. The Company matches fifty percent (up to six percent of the employee's salary) of employee contributions. Vesting in the contributions made by the bank is 20% after two years of service and increases by 20% for each of the next four years of service. Contributions under the plan amounted to $70,417, $66,957 and $59,162 in 2004, 2003 and 2002, respectively.

The Company has a nonqualified deferred compensation plan for several of its key employee's and directors. The Company may make annual contributions to the plan, and the employee or director has the option to defer a portion of their salary or bonus based on qualifying annual elections. Company contributions to the plan totaled $57,000, $60,104 and $54,962 in 2004, 2003 and 2002, respectively.

NOTE 13 CONCENTRATIONS OF CREDIT:

The Company had cash deposits in other commercial banks totaling $8,895,490 and $11,758,833 at December 31, 2004 and 2003, respectively.

The Company grants commercial, residential real estate and consumer loans to customers located primarily in the northwestern portion of the State of Virginia. Although the Company has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon the agribusiness economic sector, specifically the poultry industry for which loans outstanding total $15,110,000. Collateral required by the Company is determined on an individual basis depending on the purpose of the loan and the financial condition of the borrower. Approximately 80% of the loan portfolio is secured by real estate.

NOTE 14 COMMITMENTS:

The Company makes commitments to extend credit in the normal course of business and issues standby letters of credit to meet the financing needs of its customers. The amount of the commitments represents the Company's exposure to credit loss that is not included in the balance sheet. As of the balance sheet dates, the Company had the following commitments outstanding:

	2004	2003
Commitments to loan money	$ 63,083,664	$ 41,616,194
Standby letters of credit	1,654,807	1,901,520

The Company uses the same credit policies in making commitments to lend money and issue standby letters of credit as it does for the loans reflected in the balance sheet.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case by case basis. Collateral required, if any, upon extension of credit is based on management's credit evaluation of the borrower's ability to pay. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment.

NOTE 15 TRANSACTIONS WITH RELATED PARTIES:

During the year, officers and directors (and companies controlled by them) were customers of and had transactions with the Company in the normal course of business. These transactions were made on substantially the same terms as those prevailing for other customers and did not involve any abnormal risk.

Loan transactions with related parties are shown in the following schedule:

	2004	2003
Total loans, beginning of year	$ 3,943,440	$ 2,882,127
Director term expirations	(140,738)	
New loans	3,160,106	2,423,879
Repayments	(2,650,273)	(1,362,566)
Total loans, end of year	$ 4,312,535	$ 3,943,440

NOTE 16 DIVIDEND LIMITATIONS ON SUBSIDIARY BANK:

The principal source of funds of F & M Bank Corp. is dividends paid by the Farmers and Merchants Bank. The Federal Reserve Act restricts the amount of dividends the Bank may pay. Approval by the Board of Governors of the Federal Reserve System is required if the dividends declared by a state member bank, in any year, exceed the sum of (1) net income of the current year and (2) income net of dividends for the preceding two years. As of January 1, 2005, approximately $1,789,000 was available for dividend distribution without permission of the Board of Governors. Dividends paid by the Bank to the Company totaled $2,352,000 in 2004, $2,930,000 in 2003 and $1,760,000 in 2002.

NOTE 17 LITIGATION

In the normal course of business, the Company may become involved in litigation arising from banking, financial, or other activities of the Company. Management after consultation with legal counsel, does not anticipate that the ultimate liability, if any, arising out of these matters will have a material effect on the Company's financial condition, operating results or liquidity.

NOTE 18 DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

Statement of Financial Accounting Standards No. 107 (SFAS 107) "Disclosures about the Fair Value of Financial Statements" defines the fair value of a financial instrument as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced liquidation or sale. As the majority of the Bank's financial instruments lack an available trading market, significant estimates, assumptions and present value calculations are required to determine estimated fair value.Estimated fair value and the carrying value of financial instruments at December 31, 2004 and 2003 are as follows (in thousands):

NOTE 18 DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED):

	2004		2003	
	Estimated Fair Value	Carrying Value	Estimated Fair Value	Carrying Value
Financial Assets				
Cash	$ 7,938	$ 7,938	$ 5,665	$ 5,665
Interest bearing deposits	9,221	9,231	9,019	9,003
Federal funds sold	1,017	1,017	5,035	5,035
Securities available for sale	30,756	30,756	54,896	54,896
Securities held to maturity	110	110	898	873
Other investments	7,934	7,934	5,461	5,461
Loans	248,326	248,972	217,842	211,231
Loan held for sale	47,140	47,150		
Bank owned life insurance	5,083	5,083	4,832	4,832
Accrued interest receivable	1,231	1,231	1,496	1,496
Financial Liabilities				
Demand Deposits:				
Non-interest bearing	40,694	40,694	33,124	33,124
Interest bearing	37,425	37,425	37,875	37,875
Savings deposits	48,883	48,883	47,545	47,545
Time deposits	120,238	119,504	124,750	122,171
Accrued liabilities	5,369	5,369	4,919	4,919
Short-term debt	57,370	57,370	6,389	6,389
Long-term debt	26,462	26,043	25,427	24,784

The carrying value of cash and cash equivalents, other investments, deposits with no stated maturities, short-term borrowings, and accrued interest approximate fair value. The fair value of securities was calculated using the most recent transaction price or a pricing model, which takes into consideration maturity, yields and quality. The remaining financial instruments were valued based on the present value of estimated future cash flows, discounted at various rates in effect for similar instruments entered into during the month of December of each year.

NOTE 19 REGULATORY MATTERS:

The Company and its subsidiary bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation, to ensure capital adequacy, require the Company to maintain minimum amounts and ratios. These ratios are defined in the regulations and the amounts are set forth in the table below. Management believes, as of December 31, 2004, that the Company and its subsidiary bank meet all capital adequacy requirements to which they are subject.

NOTE 19 REGULATORY MATTERS (CONTINUED):

As of the most recent notification from the Bureau of Financial Institutions (which was April 3, 2003), the subsidiary bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company must maintain minimum total risk based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Company's actual capital ratios are presented in the following table:

	Actual December 31,				Regulatory Requirements	
	2004		2003			
	$	%	$	%	Adequately Capitalized	Well Capitalized
Total risk-based ratio						
Consolidated	$ 31,462	13.22%	$ 29,046	14.72%	8.00%	None
Bank only	23,370	10.33%	20,597	11.27%	8.00%	10.00%
Tier 1 risk-based ratio						
Consolidated	29,951	12.59%	27,562	13.97%	4.00%	None
Bank only	21,880	9.67%	19,134	10.47%	4.00%	6.00%
Total assets leverage ratio						
Consolidated	29,951	8.38%	27,562	9.00%	3.00%	None
Bank only	21,880	6.38%	19,134	6.58%	3.00%	5.00%

NOTE 20 INTANGIBLES:

Core deposit intangible costs recognized from the acquisition of the Woodstock and Edinburg branches are being amortized using the straight-line method over a ten-year period. The core deposit intangibles and goodwill totaled $5,472,153 at the acquisition date. Amortization expense for the years ending December 31, 2004, 2003 and 2002 was $276,000 in each year.

NOTE 21 INVESTMENT IN LIFE INSURANCE CONTRACTS

The Bank currently offers a variety of benefit plans to all full time employees. While the costs of these plans are generally tax deductible to the Bank, the cost has been escalating greatly in recent years. To help offset escalating benefit costs and to attract and retain qualified employees, the Bank purchased Bank Owned Life Insurance (BOLI) contracts that will provide benefits to employees during their lifetime. Dividends received on these policies are tax-deferred and the death benefits under the policies are tax exempt. Rates of return on a tax-equivalent basis are very favorable when compared to other long-term investments which the Bank might make.

NOTE 22 PARENT CORPORATION ONLY FINANCIAL STATEMENTS:

Balance Sheets

	December 31, 2004	December 31, 2003
ASSETS		
Cash and cash equivalents	$ 1,164,265	$ 617,457
Investment in subsidiaries	29,308,253	26,859,841
Securities available for sale	6,427,328	8,877,366
Limited partnership investments	3,288,197	3,532,487
Due from subsidiaries	341,712	
Interest receivable		3,073
Total Assets	$40,529,755	$39,890,224
LIABILITIES		
Notes payable	$ 2,538,461	$ 3,666,667
Margin payable		317,511
Accrued interest payable	20,476	25,086
Due to subsidiaries		83,455
Other liabilities	217,808	10,449
Dividends payable	458,193	436,046
Demand obligations for low income housing investment	2,555,974	2,555,974
Deferred income taxes	478,895	475,869
Total Liabilities	6,269,807	7,571,057
STOCKHOLDERS' EQUITY		
Common stock par value $5 per share, 3,000,000 shares authorized, 2,411,541 and 2,420,478 shares issued and outstanding for 2004 and 2003, respectively	12,057,705	12,102,390
Capital surplus	128,376	286,330
Retained earnings	22,273,119	19,709,562
Accumulated other comprehensive income (loss)	(199,252)	220,885
Total Stockholders' Equity	34,259,948	32,319,167
Total Liabilities and Stockholders' Equity	$40,529,755	$39,890,224

Statements of Net Income and Retained Earnings

	Years Ended December 31, 2004	2003	2002
INCOME			
Dividends from affiliate	$ 2,352,000	$ 2,930,000	$ 1,760,000
Investment income	11,142	180	100
Dividend income	371,611	349,783	408,817
Security gains (losses)	513,255	275,943	(307,480)
Net limited partnership income	62,759	62,351	20,915
Other		95,435	2,960
Total Income	3,310,767	3,713,692	1,885,312
EXPENSES			
Interest expense	81,285	127,087	189,915
Administrative expenses	128,002	137,081	132,787
Total Expenses	209,287	264,168	322,702
Net income before income tax expense (benefit) and undistributed subsidiary net income	3,101,480	3,449,524	1,562,610
INCOME TAX EXPENSE (BENEFIT)	152,738	120,229	(208,706)
Income before undistributed subsidiary net income	2,948,742	3,329,295	1,771,316
Undistributed subsidiary net income	1,400,809	683,004	1,732,579
NET INCOME	4,349,551	4,012,299	3,503,895
Retained earnings, beginning of year	19,709,562	17,390,478	15,488,406
Dividends on common stock	(1,785,994)	(1,693,215)	(1,601,823)
Retained Earnings, End of Year	$ 22,273,119	$ 19,709,562	$ 17,390,478

Statements of Cash Flows

	Years Ended December 31, 2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 4,349,551	$ 4,012,299	$ 3,503,895
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed subsidiary income	(1,400,809)	(683,004)	(1,732,579)
Gain (Loss) on sale of securities	(513,255)	(275,943)	307,480
Deferred tax (benefit) expense	29,974	71,515	(148,606)
Decrease (increase) in interest receivable	3,073	(3,073)	
Decrease (increase) in due from subsidiary	(341,712)	190,353	(174,356)
Decrease in other receivables		215,109	3,182
Increase (decrease) in due to subsidiary	(83,455)	116,280	
Increase (decrease) in other liabilities	255,016	(18,089)	14,039
Net change in deferred tax credits	60,522	103,321	96,179
Amortization of limited partnership investments	244,290	262,227	255,850
Securities amortization	17,109	17,109	
Gain on sale of land		(95,434)	
Net Cash Provided by Operating Activities	2,620,304	3,912,670	2,125,084
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital contributed to subsidiary	(1,250,000)		(2,000,000)
Proceeds from sales of securities available for sale	4,882,132	1,849,509	4,377,753
Proceeds from maturity of securities available for sale	362,500		
Purchase of securities available for sale	(2,628,354)	(1,825,119)	(2,977,153)
Investments in low income housing partnerships		(1,297,948)	(14,152)
Proceeds from sale of real estate		403,325	
Net Cash Provided by (Used in) Investing Activities	1,366,278	(870,233)	(613,552)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds of long-term debt			3,000,000
Payments on long-term debt	(1,128,205)	(1,333,333)	(2,333,333)
Increase (decrease) in short-term debt	(317,511)	317,511	(198,260)
Payments to repurchase common stock	(451,084)	(264,434)	(296,645)
Proceeds from issuance of common stock	220,875	208,000	
Dividends paid in cash	(1,763,849)	(1,645,225)	(1,580,138)
Net Cash Used in Financing Activities	(3,439,774)	(2,717,481)	(1,408,376)
Net Increase in Cash and Cash Equivalents	546,808	324,956	103,156
Cash and Cash Equivalents, Beginning of Year	617,457	292,501	189,345
Cash and Cash Equivalents, End of Year	$ 1,164,265	$ 617,457	$ 292,501

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholders and Board of Directors
F & M Bank Corp.
Timberville, Virginia

We have audited the accompanying consolidated balance sheets of F & M Bank Corp. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the three years ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of F & M Bank Corp. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the three years ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

S. B. Hoover & Company, L.L.P.

February 19, 2005
Harrisonburg, Virginia

Item 1

Other Material Required by Form 10-K

BUSINESS

General

F & M Bank Corp., incorporated in Virginia in 1983, is a one-bank holding company pursuant to section 3(a)(1) of the Bank Holding Company Act of 1956, and owns 100% of the outstanding stock of its two affiliates, Farmers & Merchants Bank (Bank) and TEB Life Insurance Company (TEB). Farmers & Merchants Financial Services, Inc. (FMFS) is a wholly owned subsidiary of Farmers & Merchants Bank.

Farmers & Merchants Bank was chartered on April 15, 1908, as a state chartered bank under the laws of the Commonwealth of Virginia. TEB was incorporated on January 27, 1988, as a captive life insurance company under the laws of the State of Arizona. FMFS is a Virginia chartered corporation and was incorporated on February 25, 1993.

The Bank offers all services normally offered by a full-service commercial bank, including commercial and individual demand and time deposit accounts, repurchase agreements for commercial customers, commercial and individual loans, and drive-in banking services. TEB was organized to re-insure credit life and accident and health insurance currently being sold by the Bank in connection with its lending activities. FMFS was organized to write title insurance but now provides brokerage other financial services to customers of Farmers & Merchants Bank.

The Bank makes various types of commercial and consumer loans and has a heavy concentration of residential and agricultural real estate loans. The local economy is relatively diverse with strong employment in the agricultural, manufacturing, service and governmental sectors.

On December 31, 2004, F & M Bank Corp., the Bank, TEB and FMFS had 104 full-time and part-time employees. No one employee devotes full-time services to F&M Bank Corp.

The Company's and the Bank's principal executive office is at 205 South Main Street, Timberville, VA 22853, and its phone number is (540) 896-8941.

Competition

The Bank's offices compete with approximately sixteen financial institutions. These other institutions include state and nationally chartered banks, nationally chartered savings banks and several credit unions. The main office and the Broadway branch serve the northern portion of Rockingham County, Virginia and the southwestern portion of Shenandoah County. The Elkton branches serve the town of Elkton, the eastern portion of Rockingham County, and the southern portion of Page County. The Bridgewater office serves the town of Bridgewater, the southern portion of Rockingham County and the northwestern portion of Augusta County. The offices in Shenandoah County serve the towns of Edinburg and Woodstock and the surrounding areas. Bank competition in the area of all offices is very strong.

Other Material Required by Form 10-K

Regulation and Supervision

The operations of F & M Bank Corp. and the Bank are subject to federal and state statutes, which apply to state member banks of the Federal Reserve System.

The stock of F & M Bank Corp. is subject to the registration requirements of the Securities Act of 1934. F & M Bank Corp. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934. These include, but are not limited to, the filing of annual, quarterly and other current reports with the Securities and Exchange Commission. As an Exchange Act reporting company, the Corporation is directly affected by the Sarbanes-Oxley Act of 2002, which is aimed at improving corporate governance and reporting procedures. The Corporation is complying with new SEC and other rules and regulations implemented pursuant to Sarbanes-Oxley and intends to comply with any applicable rules and regulations implemented in the future.

F & M Bank Corp., as a bank holding company, is subject to the provisions of the Bank Holding Company Act of 1956, as amended (the "Act"). It is registered as such and is supervised by the Federal Reserve Board. The Act requires F & M Bank Corp. to secure the prior approval of the Federal Reserve Board before F & M Bank Corp. acquires ownership or control of more than 5% of the voting shares or substantially all of the assets of any institution, including another bank.

As a bank holding company, F & M Bank Corp. is required to file with the Federal Reserve Board an annual report and such additional information as it may require pursuant to the Act. The Federal Reserve Board may also conduct examinations of F & M Bank Corp. and any or all of its subsidiaries. Under Section 106 of the 1970 Amendments to the Act and the regulations of the Federal Reserve Board, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with an extension of credit, provision of credit, sale or lease of property or furnishing of services.

Federal Reserve Board regulations permit bank holding companies to engage in non-banking activities closely related to banking or to managing or controlling banks. These activities include the making or servicing of loans, performing certain data processing services, and certain leasing and insurance agency activities. TEB Life acts as the primary re-insurer for credit life insurance sold through the Bank. Since 1994, the Company has entered into agreements with the Virginia Community Development Corporation to purchase equity positions in the Housing Equity Fund of Virginia II, III, IV, V, VII, VIII, IX and Historic Equity Fund I. These funds provide housing for low-income individuals throughout Virginia. Approval of the Federal Reserve Board is necessary to engage in any of the activities described above or to acquire interests engaging in these activities.

The Bank as a state member bank is supervised and regularly examined by the Virginia Bureau of Financial Institutions and the Federal Reserve Board. Such supervision and examination by the Virginia Bureau of Financial Institutions and the Federal Reserve Board is intended primarily for the protection of depositors and not for the stockholders of F & M Bank Corp.

The information required by Guide 3 has been included under Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.

Item 2 - Description of Properties

The locations of F & M Bank Corp., Inc. and its subsidiaries are shown below.

Timberville Main Office
205 South Main Street
Timberville, VA 22853

Broadway Branch
126 Timberway
Broadway, VA 22815

Bridgewater Branch
100 Plaza Drive
Bridgewater, VA 22812

Woodstock Branch
161 South Main Street
Woodstock, VA 22664

Elkton Branch
127 West Rockingham Street
Elkton, VA 22827

Elkton Plaza Branch
Rt. 33 West
Elkton, VA 22827

Edinburg Branch
120 South Main Street
Edinburg, VA 22824

Harrisonburg Office
(Mortgage Origination & Investment Sales)
207 University Blvd, Suite 100
Harrisonburg, VA 22801

With the exception of the Edinburg Branch and the Harrisonburg Office, all facilities are owned by Farmers & Merchants Bank. ATMs are available at all locations, with the exception of Edinburg and Harrisonburg.

Through an agreement with Nationwide Money ATM Services, the Bank also operates cash only ATMs at eight Food Lion grocery stores, one in Mt. Jackson, VA, four in Harrisonburg, VA, three in Charlottesville, VA and one ATM at a convenience store in Edinburg, VA.

Item 9A -Controls and Procedures

Under the supervision and with the participation of the Company's management, including the chief executive officer and chief financial officer, the Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based on that evaluation, the chief executive officer and chief financial officer have concluded that these controls and procedures are effective. There were no significant changes in the internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Disclosure controls and procedures are the controls and other procedures that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to management of the Company, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosures.

Item 9B. – Other Information

None.

PART III

Item 10. - Directors and Executive Officers of the Registrant

Information regarding directors, executive officers and the audit committee financial expert is incorporated by reference from the Company's definitive proxy statement for the Company's 2005 Annual Meeting of Shareholders to be held May 14, 2005 ("Proxy Statement"), under the captions "Election of Directors," "Board of Directors and Committees," and "Executive Officers."

Information on Section 16(a) beneficial ownership reporting compliance for the directors and executive officers of the Company is incorporated by reference from the Proxy Statement under the caption "Section 16(a) Beneficial Ownership Reporting Compliance."

The Company has adopted a broad based code of ethics for all employees and directors. The Company has also adopted a code of ethics tailored to senior officers who have financial responsibilities. A copy of the codes may be obtained without charge by request from the corporate secretary.

Item 11. - Executive Compensation

This information is incorporated by reference from the Proxy Statement under the caption "Executive Compensation."

Item 12. - Security Ownership of Certain Beneficial Owners and Management

This information is incorporated by reference from the Proxy Statement under the caption "Ownership of Company Common Stock" and "Executive Compensation" and from Item 5 of this 10-K.

Item 13. - Certain Relationships and Related Transactions

This information is incorporated by reference from the Proxy Statement under the caption "Interest of Directors and Officers in Certain Transactions."

Item 14. – Principal Accounting Fees and Services

This information is incorporated by reference from the Proxy Statement under the caption "Principal Accounting Fees."

Item 15 – Exhibits and Financial Statement Schedules

The following financial statements are filed as a part of this report:

(a)(1) Financial Statements

The following consolidated financial statements and reports of independent auditors of the Company are in Part II, Item 8 on pages 24 thru 45:

(a)(2) Financial Statement Schedules

All schedules are omitted since they are not required, are not applicable, or the required information is shown in the consolidated financial statements or notes thereto.

(a)(3) Exhibits

The following exhibits are filed as a part of this form 10-K and this list includes the Exhibit index:

Exhibit No.

3.1	Restated Articles of Incorporation of F & M Bank Corp. as incorporated by reference to F & M Bank Corp.'s 10-K filed March 8, 2002.
3.2	Amended and Restated Bylaws of F & M Bank Corp. as incorporated by reference to F & M Bank Corp.'s 10-K filed March 8, 2002.
21.0	Subsidiaries of the Registrant
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Shareholders may obtain, free of charge, a copy of the exhibits to this Report on Form 10-K by writing Larry A. Caplinger, Corporate Secretary, at F & M Bank Corp., P.O. Box 1111, Timberville, VA 22853 or our website at www.farmersandmerchants.biz.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

F & M Bank Corp.
(Registrant)

By: /s/ Dean W. Withers — March 24, 2005
Dean W. Withers — Date
Director, President and Chief Executive Officer

By: /s/ Neil W. Hayslett — March 24, 2005
Neil W. Hayslett — Date
Senior Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and as of the date indicated.

Signature	Title	Date
/s/ Thomas L. Cline Thomas L. Cline	Director	March 24, 2005
John N. Crist	Director	
Julian D. Fisher	Director, Chairman	
/s/ Ellen R. Fitzwater Ellen R. Fitzwater	Director	March 24, 2005
/s/ Robert L. Halterman Robert L. Halterman	Director	March 24, 2005
/s/ Daniel J. Harshman Daniel J. Harshman	Director	March 24, 2005
Richard S. Myers	Director	
Michael W. Pugh	Director	
/s/ Ronald E. Wampler Ronald E. Wampler	Director	March 24, 2005

Exhibit 21 - List of Subsidiaries of the Registrant

Farmers & Merchants Bank (incorporated in Virginia)
TEB Life Insurance Company (incorporated in Arizona)
Farmers & Merchants Financial Services (incorporated in Virginia), a subsidiary of Farmers & Merchants Bank

Exhibit 31.1

CERTIFICATION
OF CHIEF EXECUTIVE OFFICER
Pursuant to section 302 of the Sarbanes-Oxley Act of 2002
(Chapter 63, Title 18 USC Section 1350 (A) and (B)

I, Dean W. Withers , certify that:

1. I have reviewed this annual report on Form 10-K of F & M Bank Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

(c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: March 24, 2005

/s/ Dean W. Withers

Dean W. Withers
President and Chief Executive Officer

A signed original of this written statement required by Section 302 of the Sarbanes-Oxley Act of 2002 has been provided to F & M Bank Corp. and will be retained by F & M Bank Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 31.2

CERTIFICATION
CHIEF FINANCIAL OFFICER
Pursuant to section 302 of the Sarbanes-Oxley Act of 2002
(Chapter 63, Title 18 USC Section 1350 (A) and (B)

I, Neil W. Hayslett, certify that:

1. I have reviewed this annual report on Form 10-K of F & M Bank Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

(c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: March 24, 2005

/s/ Neil W. Hayslett

Neil W. Hayslett
Senior Vice President and Chief Financial Officer

A signed original of this written statement required by Section 302 of the Sarbanes-Oxley Act of 2002 has been provided to F & M Bank Corp. and will be retained by F & M Bank Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.1

Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of F & M Bank Corp. (the "Company") on Form 10-K for the period ending December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned Chief Executive Officer and Chief Financial Officer of the Company hereby certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002 that based on their knowledge and belief: 1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and 2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the periods covered in the Report.

/s/ Dean W. Withers

Dean W. Withers

President & Chief Executive Officer

/s/ Neil W. Hayslett

Neil W. Hayslett

Senior Vice President & Chief Financial Officer

March 24, 2005



Farmers & Merchants Bank

Timberville
205 S. Main St.
896-8941

Elkton
127 Rockingham St.
298-1251

Broadway
126 N. Timber Way
896-7071

Elkton Plaza
14807 Spotswood Trail
298-1222

Bridgewater
100 Plaza Drive
828-6300

Edinburg
120 S. Main St.
984-4128

Woodstock
161 S. Main St.
459-3707

Harrisonburg
Mortgage & Investment Service
207 University Boulevard
433-7575